EXECUTION VERSION

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

COPPER WORLD LLC

Dated as of January 9, 2026

THE UNITS OF THE MEMBERS ISSUED UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.  NO SUCH UNITS MAY BE OFFERED FOR SALE, SOLD, DELIVERED, TRANSFERRED (INCLUDING BY A DIVISION), PLEDGED OR HYPOTHECATED UNLESS REGISTERED UNDER APPLICABLE SECURITIES LAWS OR UNLESS SUCH REGISTRATION IS NOT REQUIRED.  ANY TRANSFER OF ANY SUCH UNITS IS FURTHER SUBJECT TO THE OTHER RESTRICTIONS, TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT.

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APPENDICES

Appendix A	Definitions & Rules of Interpretation
Appendix B	Schedule of Members
Appendix C	Area of Interest
Appendix D	Form of Joinder Agreement
Appendix E	Form of Member Guarantee
Appendix F	[REDACTED - Commercially Sensitive Information]
Appendix G	Terms of Mitsubishi Offtake Agreement
Appendix H	Preliminary Pre-FID Budget
Appendix I	Authorization Matrix
Appendix J	[REDACTED - Commercially Sensitive Information]
Appendix K	[REDACTED - Commercially Sensitive Information]
Appendix L	[REDACTED - Commercially Sensitive Information]

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AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of the Company (as defined below), dated as of January 9, 2026 (the "Effective Date"), is made and entered into by and among:

COPPER WORLD LLC, a Delaware limited liability company (the "Company");

HUDBAY ARIZONA (US) HOLDING CORPORATION, a Nevada corporation ("Hudbay Arizona");

MC AMERICAS RESOURCES INC., a Delaware corporation ("Mitsubishi U.S."); and

each other Person who after the date hereof becomes a Member and becomes a party to this Agreement by executing a Joinder Agreement in accordance with the terms of this Agreement.

Capitalized terms used in this Agreement have the meanings assigned to them in Appendix A or as otherwise provided in this Agreement.

WHEREAS:

A. Hudbay Arizona (i) formed the Company under the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq., the "DLLCA") by filing on August 29, 2025 with the office of the Secretary of State of the State of Delaware (the "Secretary of State") pursuant to the DLLCA its Certificate of Conversion (the "Certificate of Conversion") and its Certificate of Formation (as amended from time to time, the "Certificate of Formation") and (ii) entered into that certain Limited Liability Company Agreement of the Company, dated as of August 31, 2025 (the "Original Agreement");

B. The Company, Mitsubishi Corporation, an Affiliate of Mitsubishi U.S. and, to the limited extent set forth therein, the guarantor party thereto, have entered into that certain Subscription Agreement, dated as of August 12, 2025 (the "Subscription Agreement"), pursuant to which the Company has issued and sold to Mitsubishi U.S. (as assignee of Mitsubishi Corporation), and Mitsubishi U.S. has subscribed for and purchased from the Company, 300 Common Units in the Company, and Mitsubishi U.S. has become a Member of the Company;

C. The Members intend that the Company engage in the development, construction and operation of the Project; and

D. The Members desire to enter into this Agreement to set out their respective understandings and undertakings with respect to the Company and its business, management and operations and to amend and restate in its entirety the Original Agreement and in order for this Agreement to be the "Limited Liability Company Agreement" of the Company within the meaning of the DLLCA as of the Effective Date,

NOW, THEREFORE, for good and valuable consideration, sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

FORMATION AND BUSINESS OF THE COMPANY

Section 1.01 Organization. The Members hereby acknowledge the formation of the Company as a limited liability company pursuant to the DLLCA by virtue of the filing of the Certificate of Conversion and the Certificate of Formation with the Secretary of State on August 29, 2025.  This Agreement amends, restates and supersedes the Original Agreement in its entirety.  The Members and the Company hereby execute this Agreement for the purpose of establishing the rights, duties and relationships of the Members and the affairs of the Company.  To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be under the DLLCA in the absence of such provision, this Agreement shall control to the extent permitted by the DLLCA.

Section 1.02 Name.  The name of the Company as of the Effective Date is "Copper World LLC."  The business of the Company may be conducted in compliance with Law under any other name designated by the Board of Managers in accordance with this Agreement.

Section 1.03 Registered Agent and Office.  The name and business address of the registered agent for service of process on the Company and its registered office in the State of Delaware are The Corporation Trust Company, 1209 Orange Street Wilmington, Delaware 19801, or such other Person as the Board of Managers may designate from time to time.  The Board of Managers may select any Person permitted by Law to act as registered agent for the Company in each jurisdiction in which it is necessary to appoint a registered agent.

Section 1.04 Principal Place of Business.  The principal place of business of the Company shall be located at 5285E Williams Circle, Suite 2010, Tucson, AZ 85711, or such other address in the United States as the Board of Managers shall specify from time to time.

Section 1.05 Purpose and Powers.

(a) The Company may engage in any business or activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage as provided in this Agreement or as otherwise approved in accordance with the terms hereof.  Without limiting the preceding sentence, the Company's purpose shall include the undertaking of the Project.

(b) On the terms and subject to the conditions of this Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to, or for the furtherance of, the purposes set forth in this Section 1.05, including all powers granted by the DLLCA.

Section 1.06 No State Law Partnership.  The Parties intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member, for any purposes other than federal, and, if applicable, state and local income tax purposes, and this Agreement may not be construed to suggest otherwise.

Section 1.07 Competing Businesses.

(a) Subject to Section 1.07(b), nothing in this Agreement shall prevent a Party or any of its Affiliates, directly or indirectly, at any time and without notice to or the consent of the other Parties, from entering into or continuing any business other than the Project, whether or not competitive with the Project, including the acquisition, sale, financing or construction of any property, including concentrators, smelters and other facilities for the conversion of metals or mineral ores or intermediate products or any other minerals or any other metal facilities, or the purchase, sale or trading of copper and other metals or minerals.

(b) The Parties agree that the Company shall be given the opportunity, in accordance with the terms of this Section 1.07(b), to acquire or develop any Covered Property or any other property, in each case, in the Area of Interest before any other Party may do so (each such opportunity to acquire or develop any of the foregoing in the Area of Interest, an "Opportunity").  In the event any Member or its Affiliates shall have an Opportunity, such Member shall give notice of such Opportunity to the Company, such notice to include the terms and conditions of such Opportunity, the identity of the seller, if applicable, and all other material information relating to the Opportunity within the possession of the notifying Member (other than to the extent that such information (i) constitutes trade secrets or proprietary information, (ii) is information in respect of which disclosure to the Company is prohibited by Law, (iii) is subject to attorney-client or similar privilege or (iv) is information in respect of which the notifying Member or any of its Affiliates owes confidentiality obligations to any third party (so long as such obligations were not incurred in contemplation of preventing disclosure hereunder) and it being understood, in the case of each of the foregoing clauses (i) through (iv), that the notifying Member shall (A) inform the Company of the existence and nature of such information not being provided and (B) following a reasonable request from the Company, use commercially reasonable efforts to request consent from the applicable counterparty to disclose such information or provide such information in a manner that would not reasonably be expected to result in disclosure of trade secrets or proprietary information, violation of Law, forfeiture of attorney-client or similar privilege, or violation or breach of any confidentiality obligation)), and the Company shall have [REDACTED - Commercially Sensitive Information] days in which to elect to pursue such Opportunity, such election to be made by notice to such Member (such period of [REDACTED - Commercially Sensitive Information] days, the "Decision Period").  Notwithstanding anything to the contrary in this Agreement, any decision by the Company to not pursue an Opportunity shall be approved by the Board of Managers by the affirmative vote of Managers designated by Member(s) (other than any Defaulting Member and the Member that provided notice of such Opportunity) with an aggregate Common Percentage of more than 50% (but excluding from the numerator and denominator any Common Units held by any Defaulting Member or the Member that provided notice of such Opportunity).  In the event the Company elects, within the Decision Period, to pursue such Opportunity, it shall do so within a reasonable time thereafter and no later than [REDACTED - Commercially Sensitive Information] days from the date of its election; provided that such [REDACTED - Commercially Sensitive Information]-day period shall be extended, to the extent necessary to obtain Governmental Authorizations or third-party consents required for the consummation of the Company's pursuit of such Opportunity, until [REDACTED - Commercially Sensitive Information] Business Days following the date on which such Governmental Authorizations or third-party consents are obtained.  If the Company does not elect to pursue such Opportunity within the Decision Period, or, if the Company elects to pursue such Opportunity within the Decision Period and does not acquire, or initiate development with respect to, as applicable, such Opportunity within [REDACTED - Commercially Sensitive Information] days (as such period may be extended pursuant to the proviso in the immediately preceding sentence) of such election, the Member presenting such Opportunity to the Company or its Affiliate shall be free to pursue such Opportunity.  Notwithstanding the foregoing, if such Member in its reasonable judgment believes such Opportunity may be lost during the Decision Period, such Member or its Affiliates may acquire or initiate development, as applicable, with respect to such Opportunity, but shall be required to sell such Opportunity to the Company, at the election of the Company, on the same terms and conditions at which such Member acquired it or, in the case of an Opportunity comprising the development of any Covered Property, at fair market value as reasonably determined by the Company in good faith, subject to the time limits set forth above.

(c) The provisions of Section 1.07(b) shall not apply to property (including Covered Property) in the Area of Interest that is acquired by a Member or its Affiliates as an incidental part of a business combination, arrangement, merger or acquisition of, or joint venture with, a third party holding such property within the Area of Interest (any such property, a "Subject Property"), in each case so long as such business combination, arrangement, merger, acquisition or joint venture is not undertaken to acquire the Subject Property in circumvention of the first sentence of Section 1.07(b); provided that, promptly (and in any event within 15 Business Days) following the completion of any such acquisition, the applicable Member shall give notice thereof to the Company and offer the Company the opportunity to purchase such Subject Property on terms no less favorable to the Company than the terms of the applicable acquisition and attributing to the Subject Property a value based on the overall value of the applicable acquisition, and the Company shall have a [REDACTED - Commercially Sensitive Information]-day Decision Period in which to elect to purchase such Subject Property, such election to be made by notice to such Member.  The provisions of the last four sentences of Section 1.07(b) shall apply to the Company's consideration of any such acquisition, mutatis mutandis.

Section 1.08 Project Technology; Project Capacity.

(a) Subject to any written agreements relating to the provision or licensing of technology or other intellectual property for use in the Project and any prior rights of others, (i) any intellectual property rights in the processes, procedures, practices, devices, inventions and techniques used in the design, engineering, construction, operation or maintenance of the Project, including any improvement thereto developed by the Company, shall be the property of the Company, and (ii) the Members shall cause the Company, upon request of any 10% Member (other than any Defaulting Member), to grant to that Member or Affiliates of that Member a worldwide, non-exclusive license with respect to the use by such Member or its Affiliates of any of such technology or other intellectual property in its operations or activities, which license shall be, to the extent permitted under applicable transfer pricing rules and other Law, royalty-free and otherwise on commercially reasonable terms.

(b) On or after the Transition Date, to the extent that the Project's processing facilities have, at any time, processing capacity in excess of the capacity required to process the minerals extracted or otherwise derived from the Project in accordance with the then-current Life of Mine Plan, the Hudbay Member shall have the right to use (or permit any of its Affiliates to use) such processing capacity pursuant to a mineral processing agreement between the Company, on the one hand, and the Hudbay Member or any of its Affiliates, on the other hand; provided that (i) the Board of Managers, by Simple Majority Approval that, for so long as the Mitsubishi Member is a 10% Member, includes the affirmative vote of at least one Manager designated by the Mitsubishi Member (which affirmative vote may not be unreasonably withheld, conditioned or delayed), determines that the terms of any such mineral processing agreement are commercially reasonable and are on arm's-length terms and (ii) the entry into such mineral processing agreement would not have an adverse effect on the Project or, for so long as the Mitsubishi Member is a Member holding Common Units, the Mitsubishi Member's internal rate of return with respect to the Project (any such agreement, a "Hudbay Mineral Processing Agreement").

Section 1.09 Services Agreements.

(a) The Company and Hudbay have entered into the Management Services Agreement, pursuant to which Hudbay is providing or will provide advice, assistance and support to the Company with respect to technical services, information technology and administrative support in relation to offtake agreements of the Company, as applicable.  Notwithstanding anything to the contrary in this Agreement, the Parties hereby agree and acknowledge that the Company shall not terminate the Management Services Agreement except as expressly provided thereunder and subject to the terms of Section 1.09(b). In the event of any conflict between the Management Services Agreement and this Agreement, the Management Services Agreement shall control with respect to the matters contemplated thereby.

(b) The Managers designated by Member(s) (other than any Defaulting Member or the Hudbay Member) shall have the right to (i) approve the termination of the Management Services Agreement in accordance with its terms for default by Hudbay and (ii) direct the Company's enforcement of its rights and remedies thereunder, including the making by the Company of any claims against Hudbay in respect of such default under the Management Services Agreement.

Section 1.10 Term.  The term of the Company began upon the effectiveness of the Certificate of Conversion and the Certificate of Formation.  The Company shall continue in existence in perpetuity unless its existence is terminated pursuant to the DLLCA or this Agreement.

Section 1.11 Mutual Collaboration.  The Members recognize that circumstances may arise that were not foreseen at the date of this Agreement and that have a significant effect upon the Project or upon a Party in respect of the Project.  The Members agree to consult in the spirit of mutual collaboration to resolve any problems arising from such unforeseen circumstances; provided that this Section 1.11 shall not require any Member to agree to any modification or amendment to this Agreement, to waive any of its rights hereunder or to commit to any additional Member Funding, credit support or any other type of financial liabilities.

ARTICLE II

UNITS AND MEMBERS

Section 2.01 Units.

(a) The Membership Interests of the Members shall be represented on a fractional basis by issued and outstanding Units, which may be either (i) Common Units or (ii) Royalty Interest Units issued in accordance with this Agreement.  The Units shall be uncertificated, unless the Board of Managers determines otherwise, and neither the Membership Interests nor the Units shall constitute securities within the meaning of Article 8 of the Uniform Commercial Code as in effect from time to time in the State of Delaware.

(b) The name and mailing address of each Member, the number and type of Units held by such Member and the Capital Account of such Member as of the Effective Date are listed on Appendix B.  The Company may issue additional Units and admit additional Persons as Members of the Company only as expressly authorized under the terms of this Agreement.  Upon (i) the issuance of any additional Units in accordance with this Agreement, (ii) any adjustment of Common Units pursuant to Article V, (iii) any conversion of Common Units to Royalty Interest Units pursuant to Section 6.01, (iv) any repurchase of Royalty Interest Units pursuant to Section 6.02(a), (v) any Transfer of Units in accordance with Article VII, (vi) the admission of any new Member(s) in accordance with Article VII, (vii) any adjustment pursuant to Section 8.01(b), or (viii) the change of any Member's name or mailing address (as designated pursuant to Section 10.09), the Company shall amend Appendix B to accurately reflect each Member's respective Units, Capital Account, name or mailing address, as applicable, as of such time and shall promptly deliver to each Member a copy of such amended Appendix B.  Except as expressly provided in this Agreement, any reference in this Agreement to Appendix B shall be deemed to be a reference to Appendix B as amended and in effect from time to time.

(c) The Company and the Members shall be entitled to treat the record holder of any Unit, as set forth on Appendix B, as the holder in fact of such Unit for all purposes and, accordingly, shall not be bound to recognize any equitable or other claim or interest in such Unit on the part of any Person, irrespective of whether the Company or Member has actual or constructive notice thereof, except as the laws of the State of Delaware otherwise provide.

(d) Title to any and all of the Company's property, whether real, personal or mixed, and whether tangible or intangible, shall be vested in the Company as an entity and shall be held in the name or for the benefit of the Company or in the name of any nominee that the Board of Managers designates, and no Member or Manager, individually or collectively, shall have any ownership interest in the Company's assets or any portion thereof by virtue of being a Member or Manager.

Section 2.02 Powers of Members.  Members shall not, without the prior written approval of the Board of Managers, have the authority to take any action or transact any business in the Company's name or bind the Company by virtue of their status as Members.  Members shall have only those rights, preferences, privileges, restrictions and obligations granted to Members pursuant to this Agreement.

Section 2.03 Withdrawal of Members.

(a) So long as a Member continues to hold Units, such Member may not voluntarily withdraw or resign from the Company.

(b) At such time when, in accordance with this Agreement, a Member ceases to hold any Unit, including as a result of a Transfer of all of such Member's Units in accordance with Article VII or the repurchase or cancellation of Royalty Interest Units pursuant to Section 6.02, such Member shall automatically be withdrawn and resigned as a Member.  A resigning Member shall not be entitled to a distribution of the fair value of its Units under Section 18-604 of the DLLCA.  Any withdrawing or resigning Member shall remain liable to the Company for any amounts or other liabilities owed hereunder, including in respect of any breach hereof prior to such Member's withdrawal or resignation.

Section 2.04 No Liability of Members.  Except as expressly provided in this Agreement or as required by the DLLCA, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager, Officer or other authorized officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company or for any losses of the Company solely by reason of being a Member or acting as a Manager, Officer or authorized officer of the Company.  Notwithstanding anything to the contrary in this Agreement, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the DLLCA shall not be grounds for imposing personal liability on any Member for liabilities of the Company.  Except as expressly provided in this Agreement, no Member (or any of its Affiliates) shall be required to be a guarantor for any Indebtedness of the Company or any of its Subsidiaries.

Section 2.05 Partition.  Each Member waives any and all rights that it may have to maintain an action for partition of the Company's property.

Section 2.06 Hudbay Member and Mitsubishi Member.  Notwithstanding anything to the contrary in this Agreement, no Member that is not an Affiliate of Hudbay (and, for the avoidance of doubt, no transferee of Units from the Hudbay Member that is not a Member) shall be entitled to exercise any of the rights, or be subject to any of the obligations, of the Hudbay Member under Section 1.08(b), Section 3.01(b)(ii), Section 3.01(e), Section 3.04(b)(i), Section 3.04(b)(iii), Section 3.05(a), Section 3.08(b), Section 3.08(l), Section 4.01(b), Section 4.04(a), Section 6.01, Section 7.01(b)(i), [REDACTED - Commercially Sensitive Information], Section 10.10(c)(iii) or any of the following definitions:  "[REDACTED - Commercially Sensitive Information]" "[REDACTED - Commercially Sensitive Information]" "[REDACTED - Commercially Sensitive Information]" and "[REDACTED - Commercially Sensitive Information]" (in each case, to the extent the Hudbay Member has named member rights or obligations thereunder), and no Member that is not an Affiliate of Mitsubishi (and, for the avoidance of doubt, no transferee of Units from the Mitsubishi Member that is not a Member) shall be entitled to exercise any of the rights, or be subject to any of the obligations, of the Mitsubishi Member under Section 1.08(b), Section 3.04(b)(i), Section 3.04(b)(ii), Section 3.04(b)(iii), Section 3.04(d), Section 3.04(e), Section 3.04(f)(iv), Section 3.08(c), Section 4.01(b), Section 4.04(a), Section 5.01(b)(iii), Section 5.02(d), [REDACTED - Commercially Sensitive Information] or any of the following definitions:  "Cost Overrun," "Cost Overrun Conditions," "[REDACTED - Commercially Sensitive Information]" "[REDACTED - Commercially Sensitive Information]" and "[REDACTED - Commercially Sensitive Information]" (in each case, to the extent the Mitsubishi Member has named member rights or obligations thereunder).

ARTICLE III

ORGANIZATION AND MANAGEMENT

Section 3.01 Board of Managers.

(a) Authority.

(i) Except as expressly provided in this Agreement, the sole and exclusive power and authority over the conduct of the Company's business, operations and affairs, and the management of the Company, shall, to the fullest extent permitted by Law, be vested in the board of managers of the Company (the "Board of Managers").

(ii) Subject to the terms and conditions expressly set forth in this Agreement, the Board of Managers is hereby authorized and empowered by the Members, on behalf and in the name of the Company, to cause the Company to (A) carry out the purposes and business of the Company and (B) perform all acts, and enter into and perform all agreements, contracts, commitments, arrangements and other undertakings, written or oral, that the Board of Managers may deem necessary or advisable, or that are incidental, to carry out the purposes and business of the Company.

(iii) Subject to the terms and conditions expressly set forth in this Agreement (including Section 3.04(f)(iv) and Section 3.04(f)(v)) (and, for the avoidance of doubt, to the extent set forth in the Authorization Matrix)), the Board of Managers may delegate any and all authority or responsibility granted to the Board of Managers pursuant to this Agreement to one or more other Persons, including to agents, Officers, other authorized officers or employees of the Company.  Any delegation by the Board of Managers shall not cause the Board of Managers to cease to be the governing body of the Company, nor shall it cause the Board of Managers to cease to have management authority of the Company.  Except as expressly provided in this Agreement, any action taken by the Board of Managers shall constitute the act of, and serve to bind the Company pursuant to, the terms of this Agreement.

(iv) Subject to the terms and conditions set forth in this Agreement, the Board of Managers shall establish its own rules for the conduct of its affairs.

(b) Number; Designation; Initial Managers.

(i) The membership of the Board of Managers shall consist of only those individuals designated and serving in accordance with this Section 3.01 as the managers of the Board of Managers (each such person, a "Manager"), and the Members shall take any and all actions available to them to ensure the Board of Managers is constituted in accordance with this Section 3.01(b).

(ii) The Board of Managers shall be comprised of such number of Managers as is equal to the number of individuals that the Members collectively are entitled to designate in accordance with this Section 3.01(b)(ii).  Each Member shall have the right to designate a number of Managers as follows:  (i) for so long as such Member holds a Common Percentage of at least 50%, such Member shall be entitled to designate as Managers four individuals; (ii) for so long as such Member holds a Common Percentage of at least 25% but less than 50%, such Member shall be entitled to designate as Managers two individuals; and (iii) for so long as such Member holds a Common Percentage of at least 10% but less than 25%, such Member shall be entitled to designate as a Manager one individual.  Each designation of a Manager shall occur by the Member entitled to designate such Manager providing notice of such designation to the Company and each other Member.  For so long as the Hudbay Member is a Member, no other Member may designate as a Manager any Canadian resident unless it has first obtained the Hudbay Member's prior written consent.

(iii) The Board of Managers as of the Effective Date shall be comprised of (A) four Managers designated by the Hudbay Member: [REDACTED - Personal Information] (as Chair of the Board of Managers in accordance with Section 3.01(e)), [REDACTED - Personal Information], [REDACTED - Personal Information] and [REDACTED - Personal Information] and (B) two Managers designated by the Mitsubishi Member: [REDACTED - Personal Information] and [REDACTED - Personal Information].

(c) Term; Removal; Resignation.

(i) Each Manager shall serve until a successor is duly designated in accordance with the terms hereof or his or her earlier resignation, death, incapacitation or removal.  A Manager may only be removed, and shall be deemed removed:  (A) at the direction of the Member who designated such Manager at any time upon delivery of notice of such direction to the Company and the other Members; (B) if required by Law; or (C) if the Member who designated such Manager would no longer be entitled to designate such Manager pursuant to Section 3.01(b)(ii).  A Manager may resign at any time by delivering written notice to the Company.  Such resignation will be effective upon receipt by the Company unless it is specified to be effective at some other time or upon the happening of some other event.

(ii) In the event that a Manager designated by any Member shall cease to serve as a Manager for any reason, the vacancy created thereby shall persist until such Member designates another individual as a Manager, unless such Member would not at such time be entitled to designate such Manager pursuant to Section 3.01(b)(ii).

(d) Proxies.  Managers may participate in a meeting of the Board of Managers or in any action or decision of the Board of Managers by written consent, as the case may be, by proxy.  Any such proxy may be granted by any Manager, by notice to the Company and each Member, to another Manager designated by the Member that designated such Manager or on a limited basis, in the case that all Managers designated by such Member are unavailable, to any other individual.

(e) Chairperson.  The Hudbay Member shall designate the Chair of the Board of Managers; provided that, if at any time the Hudbay Member's Common Percentage is less than 50%, the Chair may be removed and replaced at the direction of Member(s) (other than any Defaulting Member) with an aggregate Common Percentage of at least 50%.

Section 3.02 Meetings and Voting.

(a) Time and Place of Meetings.

(i) Meetings of the Board of Managers shall be held at any time upon call of the Chair or of any Manager (other than any Manager designated by a Defaulting Member).  Meetings of the Board of Managers shall be held at least once per calendar quarter.  All meetings of the Board of Managers shall be held at the offices of the Company, virtually or as otherwise agreed by all Managers (other than any Manager designated by a Defaulting Member); provided that Managers may participate in meetings by videoconference, teleconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(ii) Except as expressly provided in this Agreement, at least five Business Days' prior notice of each meeting of the Board of Managers, together with notice of the agenda for the meeting and final drafts of all materials, presentations, reports, analyses and other information to be considered at the meeting, shall be given to each Manager by the Chair or the Member whose Manager is calling the meeting, with such notice, agenda and other items to be provided to each Manager in substantially the same manner and at substantially the same time; provided that notice of any of the foregoing may be waived if each Manager (other than any Manager designated by a Defaulting Member) does so in writing.  Additional items may be added to the agenda by the Chair or any Manager (other than any Manager designated by a Defaulting Member) by notice to each other Manager not less than five days prior to the scheduled date for the meeting.  If notice of an agenda has not been waived as provided above, only items on the agenda may be the subject of decision at a Board of Managers meeting, unless otherwise agreed by a vote of all Managers (other than any Manager designated by a Defaulting Member).

(b) Quorum.  A quorum at any meeting of the Board of Managers shall be constituted if there is present at such meeting at least one Manager designated by each Member with the right to designate a Manager (other than any Defaulting Member).  In the event a quorum is not present at the time set for any meeting of the Board of Managers, such meeting will be adjourned to the same time and place three Business Days later.  At such reconvened meeting, a quorum shall be constituted if there is present at such meeting at least one Manager designated by Member(s) (other than any Defaulting Member) with an aggregate Common Percentage of at least 50%.  For the avoidance of doubt nothing in this Section 3.02(b) shall be deemed to affect, modify or limit Section 3.04.

(c) Voting.  The aggregate voting rights of the Managers designated by a particular Member shall be equal to the Common Percentage of such Member.  In the event that more than one Manager designated by the same Member is present and entitled to vote at a meeting, such Managers may, at their discretion, agree as to the manner in which to cast their votes, and any one Manager designated by a Member shall be entitled to vote on behalf of any other Manager designated by such Member.  Any action or decision approved by the Board of Managers with the requisite approval pursuant to this Agreement shall be the action or decision of the Board of Managers.  For all purposes of this Agreement, Managers designated by a Member who is at the time of a vote a Defaulting Member shall not have any voting rights.

(d) Action by Written Consent.  Any action or decision required or permitted to be taken at a meeting of the Board of Managers may be taken without such a meeting and without a vote if consented to in writing by the Manager(s) that could have approved the action or decision at a meeting of the Board of Managers pursuant to Section 3.04 (except in the case of any action or decision approving a Budget by Simple Majority Approval pursuant to Section 3.04(b)(iii), such written consent shall not be effective until the date specified in such section); provided that each Manager entitled to vote on such action or decision was provided with (i) notice of the applicable written consent, including a copy of such written consent, at least 24 hours prior to the effective date of such written consent and (ii) a reasonable opportunity to request and receive additional information from the Board of Managers and the Company in connection with the action or decision to be approved, in each case, unless the same has been waived in writing by each Manager (other than any Manager designated by a Defaulting Member).

(e) Minutes; Expenses.  The Company shall provide to each Manager, at substantially the same time and in substantially the same manner, as soon as practicable but not later than 15 Business Days after a meeting of the Board of Managers or action or decision by the Board of Managers by written consent, a copy of the minutes of such meeting or such written consent, as the case may be.  If any Manager did not participate in a vote of the Board of Managers because the Member it represents is a Defaulting Member, such fact shall be noted in the minutes of the meetings at which the vote takes place.  Expenses incurred by a Manager in attending meetings of the Board of Managers shall be borne by the Member represented by such Manager.

(f) First Meeting of the Board of Managers.  At the first quorate meeting of the Board of Managers called in accordance with Section 3.02(b), or, subject to Section 3.02(d), pursuant to a written consent, the Board of Managers shall (i) vote to approve the adoption of the Pre-FID Budget and (ii) establish the Development Committee.

Section 3.03 Committees of the Board of Managers.

(a) Subject to the limitations set out in Section 3.01 and Section 3.02, the Board of Managers may establish, (i) prior to the Transition Date, one committee (the "Development Committee") to advise and assist the Board of Managers and to report regularly and make recommendations to the Board of Managers (but not to take any decisions on behalf of the Board of Managers or the Company) in respect of the feasibility, development, construction and/or operation of the Initial Project, including oversight of budget adherence, milestone progress (including permitting or other governmental authorization needed), and key risk factors, and (ii) following the Transition Date, additional committees as determined by the Board of Managers, after reasonable consultation with each Member with a Common Percentage of at least 22.5%, to advise and assist the Board of Managers and to make recommendations to the Board of Managers (but not to take any decisions on behalf of the Board of Managers or the Company) on such matters as the Board of Managers may determine.  Unless otherwise agreed by each Member with a Common Percentage of at least 22.5%, the Development Committee shall meet at least once every calendar month.

(b) Unless otherwise approved by the Board of Managers pursuant to Section 3.04, to the extent the Board of Managers establishes a committee, such committee shall be comprised of such number of individuals as shall allow each Member with a right to designate one or more Managers to designate the same number of individuals to such committee as the number of Managers such Member is entitled to designate to the Board of Managers pursuant to Section 3.01(b)(ii).  Any Member entitled to appoint a member of any committee may appoint as its representative on such committee a Manager or any other representative of such Member, in each case, who possesses requisite relevant expertise and experience in the matters in respect of which the applicable committee is responsible for providing advice to the Board of Managers.  Any member of a committee of the Board of Managers shall have the right to, whenever such member determines it relevant to pertinent matters or otherwise necessary or advisable, consult with or seek advice from advisers and experts, including inviting such advisers and experts to meetings of such committee, all at the expense of the Member that appointed such committee member, unless otherwise agreed by all Members.

Section 3.04 Approval of Certain Activities.

(a) The affirmative vote of Managers designated by Member(s) (other than any Defaulting Member) with an aggregate Common Percentage of more than 50% ("Simple Majority Approval") shall be required to approve any matter referred to in this Agreement as requiring a decision by the Board of Managers, or which the Board of Managers determines to consider and decide, for which no other vote is otherwise expressly required by any provision of this Agreement or the DLLCA.

(b) The affirmative vote of Managers designated by Member(s) (other than any Defaulting Member) with an aggregate Common Percentage of at least 77.5% shall be required to approve:

(i) Any expenditure (or any portion of any Budget that contemplates such expenditure) for Early Work in excess of the Early Work Cap that occurs prior to the approval of the Final Investment Decision; provided that each Member shall cause the Managers designated by it not to unreasonably withhold, condition or delay approval of any such expenditure, it being understood that it would be unreasonable to withhold, condition or delay approval of any such expenditure if [REDACTED - Commercially Sensitive Information];

(ii) Any Final Investment Decision; provided that if [REDACTED - Commercially Sensitive Information], such Final Investment Decision may be approved by the Board of Managers by Simple Majority Approval and, if the Mitsubishi Member is a Member at the time of such approval, Section 7.08 shall apply;

(iii) For so long as the Mitsubishi Member is a Member with a Common Percentage of at least [REDACTED - Percentage]%, the adoption of any Budget that is in respect of any period (A) after the Transition Date, or (B) prior to the Transition Date but after the approval of the Final Investment Decision in accordance with this Agreement, but solely to the extent that such Budget contemplates Member Funding from the Mitsubishi Member prior to the Transition Date in excess of the Mitsubishi Member's FID Funding Cap; provided that, in each case, if any such Budget is not approved by the Board of Managers pursuant to this Section 3.04(b)(iii), any such Budget may be approved by Simple Majority Approval on any date that is at least 10 Business Days following the date of the vote at which such Budget failed to be approved pursuant to this Section 3.04(b)(iii) (or on such other date as may be agreed by the Hudbay Member and the Mitsubishi Member) so long as (x) the Company has considered in good faith any comments or requests for modifications or adjustments from the Mitsubishi Member made at or prior to such failed vote, (y) if such Budget is revised pursuant to any such comments or modifications or adjustments from the Mitsubishi Member, a copy of such revised Budget is provided to the Mitsubishi Member at least five Business Days prior to its approval and (z) if such Budget was not revised pursuant to any comments or modifications or adjustments from the Mitsubishi Member, confirmation of the same is provided to the Mitsubishi Member at least five Business Days prior to its approval;

(iv) Following the Transition Date, any portion of any Budget that contemplates a call or program for calls for Member Funding in excess of $[REDACTED - Dollar Threshold] in the aggregate during any fiscal year for capital expenditures or commitments therefor, other than [REDACTED - Commercially Sensitive Information];

(v) The incurrence, creation, assumption or issuance of Indebtedness for Borrowed Money of the Company or its subsidiaries (or guarantees of the Company or its subsidiaries in respect of Indebtedness for Borrowed Money of others) in an aggregate amount at any time outstanding in excess of $[REDACTED - Dollar Threshold] (or, if the Cost Overrun Conditions are satisfied, $[REDACTED - Dollar Threshold]), other than (A) Senior Debt (other than equipment financing which is addressed in subclause (B)) authorized as part of the Final Investment Decision up to an aggregate amount at any time outstanding of $[REDACTED - Dollar Threshold], (B) equipment financing up to an aggregate amount at any time outstanding of $[REDACTED - Dollar Threshold], and any other equipment financing authorized as part of the Final Investment Decision, (C) surety bonds in respect of Continuing Obligations or (D) refinancing of any of the foregoing (provided that the principal amount (or accreted value, if applicable) of such refinancing indebtedness does not exceed the principal amount (or accreted value, if applicable) of the indebtedness being refinanced (plus all accrued interest on the indebtedness being refinanced and the amount of all fees and expenses, including premiums and discounts, incurred in connection therewith);

(vi) The commencement of, response to or settlement of any litigation or arbitration with a disputed amount in excess of $[REDACTED - Dollar Threshold], other than with respect to (A) any settlement by the Company covered by a previously existing indemnity obligation in favor of the Company or (B) any Action (as defined in the Hudbay Indemnity);

(vii) The sale, transfer, assignment or disposition of, or the creation of any Lien securing Indebtedness for Borrowed Money over, (A) any Covered Property of the Company necessary to operate the Project substantially in the manner contemplated in then-current Life of Mine Plan, or (B) any other assets of the Company (other than assets that are or have become obsolete, superfluous or redundant to the Project, or have reached the end of their useful life, or that have been replaced or are not or have ceased to be necessary for the operation of the Project) with a book value in excess of $[REDACTED - Dollar Threshold] individually or $[REDACTED - Dollar Threshold] in the aggregate in any fiscal year, other than, in each case, in connection with the granting of a Lien (or any Transfer resulting from the granting thereof) for the benefit of holders of Senior Debt or holders of other Indebtedness for Borrowed Money incurred in accordance with Section 3.04(b)(v);

(viii) Any change to the size of the Board of Managers other than pursuant to Section 3.01(b)(ii);

(ix) Except as contemplated in an Approved Budget approved pursuant to this Section 3.04(b), any declaration or payment of any dividend or distribution that does not comply with the provisions of Section 3.10;

(x) Any acquisition of, or investment in, or the disposition of an investment in, any other Person, to the extent such acquisition, investment or disposition is in excess of $[REDACTED - Dollar Threshold] in the aggregate in any fiscal year;

(xi) Any loan or advance by the Company to another Person, other than (A) extensions of trade credit, (B) employee loans and vendor advances in the ordinary course of business and (C) any loan or advance contemplated by an Approved Budget;

(xii) The establishment of any committee of the Board of Managers or any changes to the size or composition of any committee of the Board of Managers;

(xiii) Any change to the Authorization Matrix that changes the scope of authority of any Officer;

(xiv) The decision to repurchase any Royalty Interest Unit;

(xv) Any Related Party Transaction (including the material terms thereof) solely to the extent contemplated by subclause (w) of Section 3.04(d); and

(xvi) Any change to the list of matters set forth in this Section 3.04(b).

(c) The following matters shall require the vote of the Board of Managers that includes the affirmative vote of at least one Manager designated by each 10% Member (other than any Defaulting Member):

(i) Any material change in the corporate purpose of the Company from that set forth in Section 1.05(a) or the carrying on by the Company of any business other than the Permitted Business;

(ii) (A) Any material amendment to this Agreement or the Certificate of Formation or (B) any amendment to this Agreement or the Certificate of Formation that would, directly or indirectly, adversely affect the rights or remedies of, or impose additional obligations on, a 10% Member, except, in each case, to the extent required to give effect to (x) amendments to Appendix B in accordance with Section 2.01(b) or (y) matters otherwise approved in accordance with this Section 3.04;

(iii) The adoption, approval or recommendation of any plan of dissolution, liquidation, merger, amalgamation, total or partial spinoff, split, demerger or consolidation of the Company, or any sale of all or substantially all of the assets of the Company;

(iv) The adoption, approval or initiation of a plan of insolvency, restructuring or bankruptcy, or consent to any involuntary bankruptcy proceeding;

(v) The issuance of Units or any other Equity Interests or economic interests in the Company, or rights, warrants or options to acquire the same, other than to give effect to the funding and dilution provisions of this Agreement or as required by Law; and

(vi) Any change to the list of matters set forth in this Section 3.04(c).

(d) Related Party Transactions.  Notwithstanding anything to the contrary in this Agreement, other than Related Party Transactions (v) involving consideration not in excess of $[REDACTED - Dollar Threshold], (w) approved, or consistent with and expressly contemplated by an Approved Budget approved, pursuant to Section 3.04(b) (provided that the material terms of the applicable Related Party Transaction are also approved pursuant to Section 3.04(b)), (x) relating solely to pass-through costs or services to be reimbursed at actual cost and without markup not exceeding $[REDACTED - Dollar Threshold] individually or for any directly related series of costs or services, (y) approved by the Board of Managers and entered into on commercially reasonable and arms'-length terms to develop, construct or otherwise complete and operate Project RENEWS or (z) involving the Mitsubishi Offtake Agreement, the Hudbay Offtake Agreement, the Streaming Arrangement, the Management Services Agreement or, solely to the extent approved pursuant to Section 1.08(b), including the affirmative vote of at least one Manager designated by the Mitsubishi Member, the Hudbay Mineral Processing Agreement, which, in each case, shall not be subject to this Section 3.04(d) (except that any material amendment to any of the Mitsubishi Offtake Agreement, the Hudbay Offtake Agreement, the Streaming Arrangement, the Management Services Agreement and the Hudbay Mineral Processing Agreement, or the enforcement by the Company of its rights or remedies under any such agreement shall be subject to this Section 3.04(d)):

(i) Unless otherwise approved by the Board of Managers in accordance with this Section 3.04(d), all transactions (or series of related transactions) between any Member or any of its Affiliates, on the one hand (such Member, the "Interested Member"), and the Company, on the other hand (each a "Related Party Transaction"), shall be on commercially reasonable and arms'-length terms, and no Member shall enter into, nor shall it permit its Affiliates to enter into, any such contract or transaction or agree to enter into any such contract or transaction with the Company that is not on such terms;

(ii) Subject to the other provisions of this Section 3.04(d), the Board of Managers shall have the sole right and authority to cause the Company or any subsidiary to enter into or amend any Related Party Transaction and to pursue or enforce any remedy and exercise any other rights of the Company or such Subsidiary under any Related Party Transaction;

(iii) With respect to any action requiring the approval of the Board of Managers hereunder, including pursuant to Section 3.04(d)(ii), to the extent such action relates to or involves any existing or proposed Related Party Transaction, the Managers designated by the Interested Member shall not be permitted to vote with respect to any such action (and the Common Units held by the Interested Member shall be excluded from the numerator and denominator in the calculation of any Common Percentage for determining whether any such action has received the requisite approval); and

(iv) In the case of any Related Party Transaction that is a Related Party Transaction with respect to all Members, if one of such Members or an Affiliate thereof is in breach or other default of its obligations under such Related Party Transaction or is a Defaulting Member hereunder, the Board of Managers, acting solely with the approval of the Managers who were not designated by the breaching or defaulting Member, shall have the right to cause the Company or the applicable subsidiary, as applicable, to pursue or enforce any remedy or exercise any other rights of the Company or such subsidiary, as applicable, under such Related Party Transaction.

(e) Except as expressly provided in Section 4.04(a), approval of any transaction or arrangement that would require the Mitsubishi Member to provide a guarantee or other form of credit support requires the prior written consent of the Mitsubishi Member.

(f) For all purposes of this Section 3.04:

(i) If an item for approval is expressly included under more than one of Section 3.04(a), Section 3.04(b), Section 3.04(c), Section 3.04(d) and Section 3.04(e), the vote required for approval of such item shall be the vote that will satisfy the requirement of all of such Sections, unless specifically otherwise stated;

(ii) The vote required for the approval of any item shall also be required for any amendment of such item;

(iii) Any item expressly approved by the Board of Managers in connection with a decision to approve the Final Investment Decision shall be considered to have been approved for all purposes of this Section 3.04;

(iv) The Board of Managers may not delegate its authority in respect of any of the matters set out in Section 3.04(a) unless such delegation is approved by Simple Majority Approval that, for so long as the Mitsubishi Member is a 10% Member, includes the affirmative vote of at least one Manager designated by the Mitsubishi Member;

(v) The Board of Managers may not delegate its authority in respect of any of the matters set out in Section 3.04(b), Section 3.04(c) or Section 3.04(d) unless such delegation is approved by the affirmative vote of Managers designated by Members holding the same Common Percentage as the Common Percentage required under Section 3.04(b), Section 3.04(c) or Section 3.04(d), respectively, for the approval of the matter proposed to be delegated; and

(vi) On every second anniversary of the date hereof, the dollar amounts appearing in this Section 3.04 or in Appendix A or the Authorization Matrix shall be increased or decreased, as the case may be, by the percentage of change in the United States Department of Commerce, Bureau of Economic Analysis, Implicit Price Deflator for Gross National Product (or any successor index or comparable measure which may be substituted therefor).

Section 3.05 Officers.

(a) The Board of Managers may appoint or remove officers of the Company, including a chief executive officer and chief financial officer (the "Officers"), as the Board of Managers determines in good faith to be necessary or advisable.  Subject to Section 3.04(f), the Board of Managers may delegate to the Officers authority to manage and oversee the day-to-day matters of the Company in accordance with the Authorization Matrix.  The Hudbay Member may, from time to time, nominate individuals to serve as Officers, and the Board of Managers shall appoint any such individuals as the corresponding Officers.

(b) Each Officer shall hold office until his or her successor is chosen and qualified in his or her stead or until such Officer's earlier death, resignation, retirement, disqualification or removal from office.

(c) The Board of Managers shall, pursuant to periodic performance reviews conducted at the discretion of the Board of Managers, assess the performance of the Company's chief executive officer in his or her role as "chief executive officer."  The Company's chief executive officer shall, pursuant to periodic performance reviews conducted at his or her discretion or at the request of the Board of Managers, assess the performance of his or her direct reports, including the chief financial officer and the chief operating officer of the Company, in their respective roles.

Section 3.06 Secondment.  From time to time, as specific technical and commercial positions become available at the Company, each Member (other than any Defaulting Member) with a Common Percentage of at least [REDACTED - Percentage]% shall have the right to recommend to the Board of Managers, for secondment to the Company, suitably qualified candidates for such positions; provided that no Member may have more than three secondees at any one time unless otherwise agreed by each Member (other than any Defaulting Member) with a Common Percentage of at least [REDACTED - Percentage]%.  The Board of Managers shall consider all such recommendations and, in making a decision with respect thereto, shall in each case take into account the qualifications of the individual proposed (including technical expertise, training and education, and language skills), the potential contributions he or she may make to the Project and the relative expense associated with such individual versus other candidates.

Section 3.07 Books and Accounts; Inspection.

(a) The Company shall keep, at its principal place of business, appropriate books and records with respect to the business of the Company.  The books of the Company shall be maintained for financial purposes in Dollars and pursuant to a system of accounting established and administered in accordance with IFRS and Law.  The Company shall have a fiscal year ending December 31.  The taxable year of the Company shall be the same as its fiscal year except as otherwise required by Law.

(b) Each Member, through its authorized employees and agents at its own risk and expense, shall at all reasonable times and on reasonable notice have access to the Company, all sites, offices and facilities related to the Project and (except as may be limited by Law or provisions of any agreements relating to the provision or licensing of technology or other intellectual property for use in the Project) the right to examine and make copies of any accounts, records and other documents of the Company.

Section 3.08 Project Plans; Budgets and Operating Plans; Reports.

(a) The Project shall be constructed, developed, operated and managed in accordance with (i) a plan describing the construction and development of the mine and physical facilities of the Project prepared by or on behalf of the Company as part of any applicable FID Support Package (as it may be modified or supplemented from time to time in accordance with this Agreement, the "Project Execution Plan") and (ii) a plan prepared by or on behalf of the Company relating to the operation and maintenance of the Project over the duration of the remaining life of the Project (as it may be modified or supplemented from time to time in accordance with this Agreement, the "Life of Mine Plan").  The initial Life of Mine Plan shall be as set forth in the Feasibility Study approved in connection with the Final Investment Decision.  Following (x) Start-up of Commercial Production, the Life of Mine Plan shall be reviewed annually and (y) [REDACTED - Commercially Sensitive Information], and any modifications thereto shall be approved by the Board of Managers.

(b) Until such time as the Final Investment Decision is approved in accordance with this Agreement, the Company shall provide the Members with any material updates in respect of any draft Feasibility Study or Project Execution Plan.  The Hudbay Member shall cause the Managers designated by it to (i) consult with the Managers designated by each other Member (other than any Defaulting Member) with a Common Percentage of at least [REDACTED - Percentage]% with respect to all material information provided pursuant to this Section 3.08(b), (ii) provide such Managers with the opportunity to present questions, comments or requests for modifications or amendments thereof and (iii) promptly provide reasonable responses thereto.

(c) If the Mitsubishi Member is a Member at the relevant time, (i) at least [REDACTED - Commercially Sensitive Information] days prior to any meeting or action by written consent of the Board of Managers in respect of which the corresponding agenda includes the approval of the Final Investment Decision, the Company shall provide to the Mitsubishi Member the preliminary results of the Feasibility Study supporting such proposed Final Investment Decision, along with a preliminary draft of a Life of Mine Plan and a preliminary draft of a Construction Budget and cash flow model, and (ii) at least [REDACTED - Commercially Sensitive Information]  days prior to any meeting or action by written consent of the Board of Managers in respect of which the corresponding agenda includes the approval of the Final Investment Decision, the Company shall provide to the Mitsubishi Member the final draft of the Feasibility Study, including all exhibits and appendices thereto, supporting such proposed Final Investment Decision, along with a reasonable reconciliation to documents and information related to such Final Investment Decision previously provided to the Mitsubishi Member by the Company; provided that if the reconciliation delivered pursuant to subclause (ii) demonstrates a material deviation from the documents and information provided pursuant to subclause (i), the Mitsubishi Member shall have the right to request that the meeting or action by written consent of the Board of Managers in respect of which the corresponding agenda (or proposed written consent) includes the approval of the Final Investment Decision be postponed by up to [REDACTED - Commercially Sensitive Information]  days, and following such request, such meeting (or proposed written consent) shall be so postponed.

(d) The Company shall prepare and provide to the Board of Managers an annual budget and operating plan (the "Annual Budget") and such other budgets and operating plans covering shorter periods or discrete projects (the "Interim Budgets") as the Board of Managers may direct.  The Company shall provide the Board of Managers with each Annual Budget not later than 30 days prior to the beginning of the fiscal year to which such Annual Budget relates, and each such Annual Budget shall include the following with respect to that year:

(i) An estimate of proposed capital expenditures, indicating the item or type and amount of expenditure, the necessity therefor and the time of such expenditure;

(ii) An estimate of the revenues and other cash receipts to be received and the operating costs to be incurred, and the basis on which such estimates were prepared;

(iii) An estimate of sources and disposition of funds, including the estimated Member Funding that will be required from the Members pursuant to Section 4.01 and the estimated timing of such requirements, and the estimated amount and timing of any cash distributions and whether such distributions will be made as distributions of earnings or otherwise; and

(iv) If reasonably requested after the Transition Date by a Member (other than any Defaulting Member) with a Common Percentage of at least 22.5%, forecasts of any of the above for the following fiscal year.

(e) As soon as practicable but not later than 30 days after the end of each calendar month, the Company shall furnish to the Board of Managers a report summarizing the construction or operations (including sales and sales-related information), as the case may be, together with management accounts as to the Company's income statement or ledgers evidencing the same, of the Project conducted during such calendar month;

(f) As soon as practicable but not later than 45 days after the end of each calendar year, the Company shall furnish to the Board of Managers:

(i) Prior to Start-up of Commercial Production, (x) a report summarizing the construction of the Project conducted during such calendar year, and (y) construction reports showing physical progress to date against the Construction Budget, and latest estimates to Start-up of Commercial Production, as well as such other pertinent financial or other information as may reasonably be requested from time to time by the Board of Managers; and

(ii) Following Start-up of Commercial Production, a report summarizing the operations (including sales and sales-related information) of the Project conducted during such calendar year.

(g) As soon as practicable but not later than 45 days following the end of each fiscal quarter of the Company, the Company shall furnish to the Board of Managers (i) copies of the unaudited consolidated financial statements of the Company, all prepared in accordance with IFRS and (ii) a report of any Related Party Transactions described in Section 3.04(d)(v) or (x) entered into during such fiscal quarter.

(h) As soon as practicable but not later than 75 days following the end of each fiscal year of the Company, the Company shall furnish to the Board of Managers copies of the unaudited consolidated financial statements of the Company prepared in accordance with IFRS and, as soon as practicable, if audited, a copy of such audited consolidated financial statements reviewed by a nationally recognized independent public accounting firm.

(i) As soon as practicable but not later than 180 days following the end of each fiscal year of the Company, the Company shall furnish to the Members such information as may be needed to permit the Members to file their federal income tax returns and any required state income tax returns.

(j) The Company shall make a prompt report (including a written summary thereof together with all relevant material information and documents) to the Board of Managers of (i) any unexpected occurrence that will, or would be reasonably likely to, materially affect the development and construction of the Project or the operation of the Company, (ii) prior to Start-up of Commercial Production, any actual or anticipated aggregate expenditures by the Project during a period that exceed the aggregate budgeted expenditures for such period by [REDACTED - Percentage]% or more and (iii) any anticipated material deviations from the estimates set forth in the Annual Budget of the amounts and timing of funds that will be required from the Members pursuant to Section 4.01.

(k) To the extent the Company prepares any formal short- or medium-term plans (in addition to the then- current Life of Mine Plan), it shall furnish copies thereof to the Board of Managers promptly following their finalization.

(l) The Hudbay Member shall cause the Managers designated by it to (i) consult with the Managers designated by each other Member with respect to all Budgets, operating plans and reports presented to the Board of Managers pursuant to this Section 3.08, (ii) provide such Managers with the opportunity to present questions, comments or requests for modifications or amendments thereof and (iii) promptly provide reasonable responses thereto.

Section 3.09 Sharing Information with a Member.  Notwithstanding Section 10.10, a Manager may share information regarding the Company or its Subsidiaries with the Member that designated such Manager.

Section 3.10 Distributions.

(a) It is the general policy of the Company that distributions to Members be made from time to time in the form and in the manner most tax efficient for the Company.  Unless otherwise determined by the Board of Managers, all distributions by the Company to its Members will be in cash.

(b) It is the general policy of the Company that the cash generated by it shall be used, subject to [REDACTED - Commercially Sensitive Information], (i) first to meet the cash needs of the Project (including (A) operating costs and expenses of the Company and any capital expenditures set forth in Approved Budgets, (B) amounts owing in respect of the Streaming Arrangement, (C) debt service costs and any repayments of the principal amounts of any third-party Indebtedness of the Company (including all fees, penalties or make-wholes in respect thereof), (D) any known costs and expenses for legal or environmental matters or other Continuing Obligations and (E) any other amounts not included in subclauses (A) through (D) reasonably established by the Board of Managers as a reserve to cover known future payments and capital expenditures in respect of the Company's business (including known future capital expenditures contemplated by the Feasibility Study approved in connection with the Final Investment Decision or the then-current Life of Mine Plan)); and (ii) second, to the extent consistent with Law, be used to distribute cash to the Members in accordance with Section 3.10(c), in each case, to the extent of any balance after the application of such cash to the items in subclause (i).  Notwithstanding the foregoing, so long as a Member shall be a Defaulting Member hereunder, such cash shall not be applied to make cash distributions to such Defaulting Member.  Subject to Section 5.01(c) and Section 5.01(d), a Defaulting Member's share of any cash to be so applied shall instead be applied, first, to meet such Defaulting Member's obligations to the Company pursuant to Section 4.01, second, to pay any accrued and unpaid Default Interest owed to the Company and, third, to pay any accrued and unpaid interest owed to another Member pursuant to Section 5.01(b)(i).  For all purposes of this Agreement, any such application shall be deemed to be a payment by such Defaulting Member.

(c) Subject to Section 3.10(b), cash distributions by the Company to the Members shall be made ratably to (i) each Member that is not a Royalty Interest Unit Holder and (ii) until such time as it has received cash distributions in an amount equal to its Royalty Interest Unit Cap, each Royalty Interest Unit Holder, in each case, pro rata based on their respective Distribution Percentages and shall, in each case of subclauses (i) and (ii), be made in the form of distributions of earnings or capital by the Company payable to or for the account of the Members, in each case in conformity with Approved Budgets or as the Board of Managers may determine from time to time.

Section 3.11 General Undertaking by Members.

(a) Each of the Members shall at all times take any and all actions available to it to give full effect to the provisions of this Agreement and each other agreement entered into in respect of the Project by that Member with all or any of the Members or the Company.

(b) Each of the Members shall cause the Managers designated by such Member to act at all times in conformity with, and to take such action as may reasonably be required of and available to them to ensure the fulfillment of, the terms of this Agreement and each other agreement entered into in respect of the Project by that Member with all or any of the Members or the Company.

Section 3.12 Member Meetings.

(a) The Members' approval shall be required for any matters expressly required pursuant to the DLLCA or this Agreement.

(b) Members' meetings shall be held at any time upon the call of the Chair or as otherwise necessary or advisable in the interests of the Company or as may be required by Law.

ARTICLE IV

MEMBER FUNDING; FINANCING COMMITMENT

Section 4.01 Member Funding.

(a) Subject to Section 4.01(b), Section 4.01(c) and Section 4.02, each Member agrees to provide to the Company, pro rata based on its Common Percentage from time to time, all funds required to meet the cash needs of the Company, including to construct and operate the Project, for Operations, for working capital and maintenance and to enable the Company to comply with Law.  Such funds shall be provided only upon the call of the Company as contributions to capital from the Members to the Company in accordance with Approved Budgets.  Except as expressly provided in Section 4.01(b), all Members will be treated equally with respect to a single cash call, and each Member providing Member Funding pursuant to a single cash call shall receive in exchange a number of Common Units equal to the aggregate Dollar amount of such Member Funding in respect of such cash call.

(b) To the extent the Company is liable to the Mitsubishi Member in respect of any Losses (as defined in the Subscription Agreement) under Article VII of the Subscription Agreement, other than to the extent any such Losses have been recovered by the Mitsubishi Member or any of its Affiliates or representatives under the Hudbay Guarantee, the Board of Managers shall promptly notify the Hudbay Member of such liability, and the Hudbay Member shall promptly pay to the Company, in the form of Member Funding, the entire amount of such Losses, and no other Member shall be obligated to provide any Member Funding in respect of such Losses.  For the avoidance of doubt, any capital contributions made by the Hudbay Member pursuant to this Section 4.01(b) shall not result in any issuance of additional Common Units to the Hudbay Member or an increase in the Hudbay Member's Common Percentage.

(c) All Member Funding called for and made pursuant to this Section 4.01 shall be contributions of money.  Unless otherwise specified by the Board of Managers, all Member Funding provided pursuant to this Section 4.01 shall be provided in Dollars.  Unless otherwise agreed by each Member, all calls by the Company for funds under this Section 4.01 shall be upon at least 10 Business Days' notice to the Members.  The timing of all calls under this Section 4.01 shall be reasonably related to the timing of the cash requirements of the Company.  All Member Funding pursuant to such calls shall be directly deposited in a U.S. bank account of the Company and shall be maintained in such an account until such funds are used to meet obligations of the Company.  Any interest or other earnings accrued on the investment of such funds after they have been paid by the Members shall be for the account of the Company.

(d) The Company will notify each Member promptly, but in any event within 5 Business Days, of the failure of any Member to timely make a payment required pursuant to this Section 4.01 and of the subsequent making of any payment as to which such notice was given.

(e) This Section 4.01 is the only Section of this Agreement pursuant to which Members are required to provide Member Funding under this Agreement.

Section 4.02 Non-Participating Members.

(a) Except as expressly provided in Section 4.02(b), if the Board of Managers approves a call for Member Funding or a program for calls (specifying schedule, frequency and amount of payments) for Member Funding, or any Budget that contemplates such call or program for calls, any Member, so long as no Manager designated by such Member voted in favor of such call or program for calls, may elect not to participate in such call or program for calls, in whole or in part, by giving the Company notice, within 30 days after the date of the approval of such call or program for calls (or, if no Manager designated by such Member (i) was present at the meeting of the Board of Managers that approved such call or program for calls or (ii) consented to such call or program of calls pursuant to a written consent in lieu of a meeting, including, in each case, because such Member does not have the right to designate any Manager, within 30 days after notice to such Member of the approval of such call or program for calls) of its intention not to fund, in whole or in part, its pro rata share of such call or program for calls.

(b) Section 4.02(a) shall not apply to any call or program for calls, or any Budget that contemplates such call or program for calls, that (i) is approved after the date on which the Final Investment Decision is approved in accordance with this Agreement but prior to the Transition Date or (ii) is for Continuing Obligations or Emergencies, and, in each case, any Member Funding contemplated by any such call, program for calls or Budget shall be mandatory (and no Member shall be permitted to elect not to participate in any such call or program for calls).

(c) To the extent that any Member elects not to participate in a call or program for calls in accordance with this Section 4.02, notwithstanding that it shall be a "defaulting Member" for purposes of Article V, such Member shall be deemed to be a "Non-Participating Member" for purposes of Section 5.01.  A Non-Participating Member shall not be a Defaulting Member for purposes of this Agreement.

Section 4.03 Financing Plan.  Unless otherwise agreed in writing by the Members, any financing for the development of the Initial Project substantially in the manner contemplated in the Feasibility Study approved in connection with the Final Investment Decision (any such financing consistent with the objectives and characteristics set forth below, the "Financing") shall reflect the following objectives and characteristics:

(a) Such financing will be arranged on a common project finance basis, utilizing the cash flow and assets of the Company as security for loans and other financing provided by commercial banks, export credit agencies, capital markets, municipal bonds and other sources of senior debt financing;

(b) Each Member will provide (or cause to be provided) any required guarantees (including Completion Guarantees) on a several basis in proportion to its direct or indirect Common Percentage;

(c) The obligations of the Members in the completion agreement to be entered into for the benefit of the holders of the Senior Debt will terminate upon Completion;

(d) The Members will agree for the benefit of the holders of the Senior Debt to transfer restrictions over their Units and, to the extent required by such holders and permitted by the Streaming Agreement, a pledge of Units for the benefit of such holders; and

(e) The Parties will seek to obtain financing on the best terms reasonably available to the Company and will consider, for those purposes, financing sources available through the assistance of each Member (including, but not limited to, financing from export credit agencies and government-sponsored entities), it being understood that [REDACTED - Commercially Sensitive Information] .

Section 4.04 Credit Support.

(a) Each Member (other than any Member that is solely a Royalty Interest Unit Holder) shall cause to be provided by (i) in the case of the Hudbay Member, Hudbay or a Person that satisfies the Minimum Credit Criteria, (ii) in the case of the Mitsubishi Member, Mitsubishi or a Person that satisfies the Minimum Credit Criteria and (iii) in the case of any other Member, a Person that satisfies the Minimum Credit Criteria:

(i) [REDACTED - Commercially Sensitive Information];

(ii) [REDACTED - Commercially Sensitive Information]; and

(iii) [REDACTED - Commercially Sensitive Information];

provided that the Mitsubishi Member shall have no obligation under this Section 4.04(a) until [REDACTED - Commercially Sensitive Information].

(b) Each Member may from time to time agree, but is not obligated, to provide or cause to be provided other guarantees or similar credit support in respect of obligations of the Company and, to the extent that any such guarantee or similar credit support is provided or caused to be provided by all of the Members at the relevant time pro rata based on each Member's respective Common Percentage, such guarantee or similar credit support shall be deemed to have been provided under this Section 4.04 for purposes of this Agreement.

(c) [REDACTED - Commercially Sensitive Information].

ARTICLE V

ADJUSTMENT OF COMMON UNITS

Section 5.01 Member Defaults.

(a) Unless a Member is a Non-Participating Member in respect of the applicable Member Funding (in which case this Section 5.01(a) shall not apply), if a Member fails in its obligation to provide Member Funding required of it pursuant to Section 4.01, the unpaid amount of such Member Funding due from such Defaulting Member shall bear interest ("Default Interest") at a rate equal to the lower of (i) the Prime Rate plus [REDACTED - Percentage]% per annum and (ii) the maximum non-usurious rate then in effect under Law (the "Default Interest Rate") from the date due to the date such default is cured or otherwise ceases to be a default as provided in Section 5.01(c) or Section 5.01(d), payable to the Company upon demand or, in the absence of any demand, on the last day of each calendar month.

(b) Except as set forth in Section 5.02(d), in addition, if any Member fails in its obligation to provide Member Funding in accordance with this Agreement (including if such Member is a Non-Participating Member in respect of such Member Funding) and such default shall continue for the longer of (x) a period of five Business Days after notice of such default to that Member from the Company or any other Member and (y) a period of 45 days after the date of the meeting (or action by written consent) of the Board of Managers at which the applicable call or program for calls for such Member Funding (or the Budget that contemplated such call or program for calls for such Member Funding) was approved in accordance with Section 3.04, and, in each case, shall not have been cured or otherwise ceased to be a default as provided in Section 5.01(c):

(i) If the defaulting Member is not a Non-Participating Member in respect of such Member Funding, the other Members, or any of them, by notice (each such notice, a "Member Loan Notice") to the Company and the defaulting Member, may, within 12 months after the default (if the default occurs prior to the Transition Date) or within six months after the default (if the default occurs on or following the Transition Date), but shall not be obligated to, elect to provide such Member Funding (pro rata in relation to their respective Common Percentages or as otherwise agreed among them) on behalf of the defaulting Member without adjusting its Common Percentage as a consequence thereof.  The unpaid amount of Default Interest accrued as of the date of the applicable Member Loan Notice may, but shall not be required to, be paid to the Company by the Members electing to provide such Member Funding (pro rata or otherwise as aforesaid).  If such contribution or payment of such accrued Default Interest is so made, such contribution of the Member Funding or payment of such accrued Default Interest shall constitute indebtedness due from the defaulting Member to the Persons providing such Member Funding or payment of such accrued interest, which indebtedness shall be payable by the defaulting Member upon demand by the applicable Member and shall bear interest at the Default Interest Rate from the date the applicable Member pays the amount identified in the Member Loan Notice to the Company, which interest shall be payable upon demand by such Member or, in the absence of any demand, on the last day of each calendar month.

(ii) Alternatively, including if the defaulting Member is a Non-Participating Member in respect of such Member Funding, the other Members, or any of them, by notice (each such notice, a "Replacement Funding Notice") to the Company and the defaulting Member, may, within 12 months after the default (if the default occurs prior to the Transition Date) or within six months after the default (if the default occurs on or following the Transition Date), but shall not be obligated to, elect to provide such Member Funding (pro rata in relation to their respective Common Percentages or as otherwise agreed among them) ("Replacement Member Funding") on behalf of the defaulting Member and adjust the Common Percentages in the manner specified in Section 5.01(b)(iii).  Such Replacement Funding Notice shall specify the date by which such Member Funding will be provided, which shall be a day not more than 30 days from the date of such Replacement Funding Notice.  If the funding date specified in such Replacement Funding Notice passes without such Member Funding having been provided, then, no sooner than the third Business Day following such date, such other Members, or any of them, including any Members that have given a previous Replacement Funding Notice, may, by delivering another Replacement Funding Notice under this Section 5.01(b)(ii), elect to provide such Replacement Member Funding (pro rata in relation to their respective Common Percentages or as otherwise agreed among them) and adjust the Common Percentages in the manner specified in Section 5.01(b)(iii).  The unpaid amount of any accrued Default Interest shall be paid (pro rata or otherwise as aforesaid) to the Company by the Members electing to provide such Member Funding pursuant to this Section 5.01(b)(ii).

(iii) The Members that provided Replacement Member Funding pursuant to Section 5.01(b)(ii) (including, as applicable, any payment of accrued Default Interest pursuant to the last sentence of Section 5.01(b)(ii)) or any of them, shall, within three Business Days of the provision of such Replacement Member Funding, by notice (each such notice, an "Adjustment Notice") to the Company, the defaulting Member and any other Members, cause the Company to adjust the Common Percentages in the manner specified in this Section 5.01(b)(iii).  Effective as of the date of the Adjustment Notice, the Common Percentage of the defaulting Member shall be reduced to a percentage equal to (A) its Common Percentage immediately prior to the call for Member Funding with respect to which there was a default, multiplied by (B) the quotient of N divided by D, where

N equals the sum of (I) the Initial Amount plus (II) the net book value of all Member Funding provided to the Company on or after the Effective Date as shown on the books of the Company in Dollars (excluding the total amount of the call for Member Funding to which the default relates) plus (III) any related Default Interest accrued, and

D equals N plus the product of [REDACTED - Number] (or (x) with respect to defaulting Members who are Non-Participating Members, [REDACTED - Number] or (y) with respect to the Mitsubishi Member, to the extent it is a defaulting Member in respect of Member Funding for Cost Overruns, [REDACTED - Number]) multiplied by the total amount of the call for Member Funding to which the default relates and, to the extent provided by Members, any related Default Interest accrued, and the Common Percentages of such other Members shall be increased pro rata based on the Member Funding or payments of any such accrued Default Interest provided by such other Members, by an aggregate amount equal to the amount by which the Common Percentage of the defaulting Member was reduced.  The Company shall issue to the Members who have provided Member Funding or payments of any accrued Default Interest pursuant to Section 5.01(b)(ii) such number of Common Units as is necessary to give effect to the foregoing adjustment; provided that, to the extent determined advisable by the Board of Managers, the Company may take such other actions as may be necessary or advisable for purposes of effecting any adjustment pursuant to this Section 5.01(b)(iii), including the Transfer of Common Units from the Defaulting Member to the non-defaulting Members or any of them or other actions.

(iv) If the other Members, or any of them, have provided such Member Funding pursuant to Section 5.01(b)(i) (including, as applicable, payment of any accrued Default Interest), such other Members may, but shall not be obligated to, elect, by providing an Adjustment Notice to the Company, the defaulting Member and any other Members, to apply the provisions of Section 5.01(b)(iii) effective as of the date of such Adjustment Notice.  The indebtedness of the defaulting Member arising as a result of the application of Section 5.01(b)(i) and the obligation of the defaulting Member to pay any unpaid amount of accrued Default Interest shall be deemed discharged from and after such effective date, and the defaulting Member shall pay any unpaid interest due to the other Members under Section 5.01(b)(i) for periods prior to such effective date, or the other Members shall refund to the defaulting Member any interest paid to them under Section 5.01(b)(i) for periods subsequent to such effective date.

(c) A defaulting Member may cure a default to which this Section 5.01 relates:

(i) At any time before any Member Loan Notice, Replacement Funding Notice or Adjustment Notice is delivered in accordance with Section 5.01(b) by fulfilling its obligation to provide the Member Funding and paying to the Company any and all unpaid accrued Default Interest.

(ii) At any time after a Member Loan Notice is delivered pursuant to Section 5.01(b)(i) but before any Adjustment Notice is delivered pursuant to Section 5.01(b)(iv) by paying any indebtedness and interest arising as a result of the application of Section 5.01(b)(i) and paying to the Company any unpaid accrued Default Interest; and

(iii) At any time after the date specified in any Replacement Funding Notice for providing Member Funding has passed without such Member Funding having been provided but before any further Replacement Funding Notice pursuant to Section 5.01(b)(ii) or Adjustment Notice pursuant to Section 5.01(b)(iii) or Section 5.01(b)(iv) is delivered by paying any indebtedness and interest arising as a result of the application of such Section 5.01(b)(i) and paying to the Company any unpaid accrued Default Interest;

provided that, in each case, there shall be no adjustment of Common Percentages in respect of any payment of accrued Default Interest to the Company by a defaulting Member.

(d) A default to which this Section 5.01 relates (i) as to which an Adjustment Notice is delivered pursuant to Section 5.01(b)(iii) or Section 5.01(b)(iv) shall cease to be a default and all rights of a defaulting Member shall be reinstated when the Common Percentages are adjusted as provided in Section 5.01(b)(iii) or Section 5.01(b)(iv), respectively; or (ii) as to which a Member Loan Notice or a Replacement Funding Notice is delivered pursuant to Section 5.01(b)(i) or Section 5.01(b)(ii) shall cease to be a default when, if and to the extent that the Company shall have exercised its right with respect to a Defaulting Member under Section 3.10(b) to apply such Defaulting Member's entitlement to cash generated by the Company.

Section 5.02 Exclusive Remedies.

(a) Except as set forth in Section 5.02(b) or Section 5.02(c) in the event that any Member shall fail to provide any Member Funding required to be provided by it hereunder, such Member shall not be liable to any other Party (including the other Members and the Company), whether under contract, tort or otherwise, for any loss or damage of any nature (including consequential damages or loss of anticipated profits), except that interest shall accrue to the extent set forth in Section 5.01(a) and Section 5.01(b)(i) and, in addition to such accrual of interest, the sole and exclusive remedy for such failure shall be (x) the option of the non-defaulting Members to adjust the defaulting Member's Common Percentages in the manner and to the extent set forth in Section 5.01, (y) the loss of certain rights to receive cash distributions from the Company in the manner and to the extent set forth in Section 3.10(b) and (z) the loss of certain voting rights hereunder in the manner and to the extent expressly provided for in this Agreement with respect to Defaulting Members (it being understood that, for the avoidance of doubt, the accrual of interest, as described in this Section 5.02(a), shall not require any actual payment of funds except, subject to Section 5.02(d), to the extent expressly set forth herein).

(b) Notwithstanding anything to the contrary in Section 5.02(a), but subject to Section 5.02(d), if and to the extent a loan made to a Defaulting Member in accordance with Section 5.01(b)(i) remains outstanding, and the Person providing the loan has demanded repayment, the Person to whom payment is due may exercise any remedy available to it in order to collect the amounts due.

(c) Section 5.02(a) shall not restrict any Party's remedies given hereunder or now or hereafter existing at law or in equity or by statute or that otherwise apply:

(i) Except as set forth in Section 5.02(d), if and to the extent that (A) a default of Member Funding continues notwithstanding the application of Section 3.10(b) and (B) the other Members have not extended a loan to the Defaulting Member or provided the Member Funding in accordance with Section 5.01; or

(ii) in respect of any Member's failure to provide Member Funding required for Continuing Obligations.

(d) [REDACTED - Commercially Sensitive Information].

(e) Except as set forth in Section 5.02(a) remedies herein conferred upon a Party are not intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

ARTICLE VI

MINIMUM OWNERSHIP; ROYALTY INTEREST UNITS.

Section 6.01 Minimum Ownership Members.

(a) If at any time, whether as a result of a Transfer, any adjustment of Common Percentages pursuant to Section 5.01 or otherwise, a Member's Common Percentage is reduced to less than 5% (any such Member, a "Minimum Ownership Member"), such Minimum Ownership Member shall promptly notify the Company and each other Member of such reduction of its Common Percentage and the date of such reduction.  At the Hudbay Member's election, which election shall be made by notice to the Company and the other Members within 60 days after the receipt by the Hudbay Member of the Minimum Ownership Member's notice, the Minimum Ownership Member's Common Units shall either (i) be automatically converted, without any further action by the Company or any Member, on a 1:1 basis, to Royalty Interest Units, effective as of the date of such reduction or (ii) be subject to purchase by the Hudbay Member, in whole but not in part (the "Minimum Ownership Call Right"), in accordance with Section 6.01(b), and, in each case, the Company shall amend Appendix B accordingly.

(b) If the Hudbay member elects to exercise the Minimum Ownership Call Right, the purchase price at which the Minimum Ownership Member's Common Units shall be purchased and sold pursuant thereto shall be an amount in Dollars equal to [REDACTED - Commercially Sensitive Information] as of the date on which the Minimum Ownership Member's Common Percentage was reduced to below 5% (the "Minimum Ownership Call Purchase Price").  The closing of the purchase and sale of the Minimum Ownership Member's Common Units pursuant to the Minimum Ownership Call Right (the "Minimum Ownership Call Closing") shall take place at the offices of the Company (or remotely by electronic exchange of deliverables) on such date as the Hudbay Member shall have designated at least five Business Days prior to the Minimum Ownership Call Closing.  At the time of the Minimum Ownership Call Closing, (i) the Hudbay Member shall pay or cause to be paid to the Minimum Ownership Member, by wire transfer of immediately available funds to an account designated by the Minimum Ownership Member at least two Business Days prior to the Minimum Ownership Call Closing, an amount equal to (A) the Minimum Ownership Call Purchase Price minus (B) the total amount of distributions made to the Minimum Ownership Member by the Company in respect of the Minimum Ownership Member's Common Units pursuant to Section 3.10 after the date of the notice of exercise of the Minimum Ownership Call Right to and including the date on which the Minimum Ownership Call Closing occurs and (ii) the Minimum Ownership Member shall transfer to the Hudbay Member or its designees good and valid title to the Common Units subject to the Minimum Ownership Call Right, free and clear of any Lien (other than any Lien securing the Streaming Agreement or Senior Debt).  Article VII shall not apply to any Transfer of the Minimum Ownership Member's Common Units pursuant to the Minimum Ownership Call Right.

Section 6.02 Royalty Interest Units.

(a) Company Repurchase Right.

(i) At any time, and from time to time, subject to the approval of the Board of Managers approval pursuant to Section 3.04(b)(xiv), the Company may elect to purchase any Royalty Interest Unit, in whole but not in part, by delivering notice (a "Repurchase Notice") to the applicable Royalty Interest Unit Holder (for purposes of this Section 6.02(a), the "Selling Holder").

(ii) If the Company elects to purchase any Royalty Interest Unit, the purchase price at which such Royalty Interest Unit shall be purchased and sold pursuant thereto shall be an amount in Dollars equal to [REDACTED - Commercially Sensitive Information] as of the date of the Repurchase Closing (the "Royalty Interest Unit Purchase Price").  The closing of the purchase and sale of any such Royalty Interest Unit (the "Repurchase Closing") shall take place at the offices of the Company (or remotely by electronic exchange of deliverables) on such date as the Company shall have designated at least five Business Days prior to the Repurchase Closing and shall be a date no earlier than 10 Business Days and no later than 90 days following the date of the applicable Repurchase Notice.  At the time of the Repurchase Closing, (A) the Company shall pay or cause to be paid to the Selling Holder by wire transfer of immediately available funds to an account designated by the Selling Holder at least two Business Days prior to the Repurchase Closing, an amount equal to (x) the Royalty Interest Unit Purchase Price minus (y) the total amount of distributions made to the Selling Holder by the Company in respect of the applicable Royalty Interest Unit pursuant to Section 3.10 after the date of the applicable Repurchase Notice to and including the date on which the Repurchase Closing occurs and (B) the Selling Holder shall transfer to the Company good and valid title to the Royalty Interest Units, free and clear of any Lien (other than any Lien under securing the Streaming Agreement or Senior Debt).  Upon the Company's purchase of any Royalty Interest Unit pursuant to this Section 6.02(a), such Royalty Interest Unit shall be automatically cancelled without further action by the Company, and the Company shall amend Appendix B accordingly.  Article VII shall not apply to any Transfer of the Minimum Ownership Member's Common Units pursuant to the Minimum Ownership Call Right.

(b) Automatic Cancellation.  As of the date the aggregate amount of distributions made to a Royalty Interest Unit Holder pursuant to Section 3.10(c)(ii) or Section 10.06(b)(ii) is equal to such Royalty Interest Unit Holder's Royalty Interest Unit Cap, the Royalty Interest Units held by such Royalty Interest Unit Holder shall be automatically cancelled without further action by the Company, such Royalty Interest Unit Holder shall automatically be withdrawn and resigned as a Member, and the Company shall amend Appendix B accordingly.

ARTICLE VII

TRANSFER OF UNITS; [REDACTED - COMMERCIALLY SENSITIVE INFORMATION];
[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

Section 7.01 General Restrictions.

(a) Except as expressly provided in Section 5.01, Section 6.02(a), or in this Article VII, without the written consent of each 10% Member (other than any Defaulting Member):

(i) No Member shall Transfer any Units; and

(ii) No Member shall permit its Parent to, directly or indirectly, Transfer any Equity Interest in such Member if, as a result of such Transfer, the transferring Parent either (x) would no longer have direct or indirect Equity Interests in such Member representing more than [REDACTED - Percentage]% of the then outstanding Equity Interests in such Member or (y) [REDACTED - Commercially Sensitive Information].

(b) Notwithstanding anything to the contrary in this Article VII:

(i) At any time prior to the Transition Date, the Hudbay Member may Transfer Common Units, and Hudbay may Transfer Equity Interests in the Hudbay Member, in each case, without the consent of any other Member if (A) such Transfer is made to a Qualified Purchaser, (B) the Hudbay Member complies with each other Member's right of first refusal under Section 7.02 and (C) immediately after giving effect to such Transfer, Hudbay retains, directly or indirectly, (x) a Common Percentage of more than [REDACTED - Percentage]% and (y) [REDACTED - Commercially Sensitive Information].

(ii) At any time after the Transition Date, any Member may Transfer Common Units, and such Member's Parent may Transfer Equity Interests in such Member, in each case, without the consent of any other Member if such Transfer is made to a (A) a Qualified Purchaser and (B) such Member complies with each other Member's right of first refusal under Section 7.02.

(c) Notwithstanding anything to the contrary in this Agreement, without the written consent of each 10% Member, no Member shall Transfer any Units, and no Member shall permit its Parent to Transfer any Equity Interest in such Member, in each case, to any person that is not a Qualified Purchaser.

Section 7.02 Rights of First Refusal.

(a) If a Member proposes at any time to Transfer Common Units, such Member may, subject to Section 7.01(c), effect such direct Transfer to the extent not otherwise prohibited hereunder; provided that such Member shall first give the other Members a right of first refusal with respect to such Common Units in accordance with Section 7.02(c).

(b) If any Member's Parent or any of its Affiliates proposes at any time to Transfer Equity Interests in such Member such that immediately after giving effect to such Transfer, the applicable Parent either (i) would no longer have direct or indirect Equity Interests in such Member representing more than 50% of the then outstanding Equity Interests of such Member or (ii) would no longer Control such Member, such Parent, may, subject to Section 7.01(c), effect such Transfer to the extent not otherwise prohibited hereunder; provided that (x) it Transfers all of the Equity Interests in such Member owned by such Parent or its Affiliates immediately prior to giving effect to such Transfer and (y) it first gives each other Member a right of first refusal with respect to the Common Units held by the Member whose Equity Interests are proposed to be Transferred in accordance with Section 7.02(c).

(c) If a Seller has (i) in the case of Section 7.02(a), received a bona fide offer for an Offered Interest that it is willing to accept, (ii) in the case of Section 7.02(b), received a bona fide offer for Equity Interests in the applicable Member or (iii) in the case of [REDACTED - Commercially Sensitive Information], entered into a binding agreement with respect to an Offered Interest, in each case, such Seller shall give to each Purchasing Party notice (each, a "ROFR Notice") of the proposed Transfer and of the proposed terms and conditions of such offer, including the identity of the offeror, the consideration offered (including an independent appraisal of its cash equivalent value and, in the case of Section 7.02(b), the portion of the consideration attributable to the Offered Interest) and the date upon which the Transfer is proposed to be consummated.  Thereafter, the Purchasing Party shall have the right, by notice to the Seller within 60 days after receipt of such ROFR Notice (such 60-day period, the "ROFR Election Period"), to elect to purchase the Offered Interest for the consideration offered (or, if the Purchasing Party so elects, the cash equivalent thereof) and in accordance with the other terms and conditions of such offer (or the applicable terms and conditions in the case of Section 7.02(b)).  If there is more than one Purchasing Party, such Purchasing Parties shall have the right to purchase the Offered Interest in proportion to their respective Common Percentages unless the Purchasing Parties agree otherwise and notify the Seller prior to the effective date of the Transfer, in which case the Offered Interest shall be acquired as so advised by the Purchasing Parties.  As a condition to the Transfer of the Offered Interest to the Purchasing Party, the Purchasing Party shall assume in writing that portion of the Seller's (or, in the case of Section 7.02(b), the applicable Member's) obligations that corresponds to the Units being Transferred.  If no Purchasing Party elects to purchase the Offered Interest during the ROFR Election Period or if, prior to the expiration of the ROFR Election Period, all Purchasing Parties notify the Seller of their election not to purchase the Offered Interest, the Seller may proceed to complete the Transfer to the offeror in accordance with, and pursuant to the terms of, such offer, no later than 60 days after the earlier of (x) the expiration of the ROFR Election Period and (y) the date on which all Purchasing Parties notify the Seller of their election not to purchase the Offered Interest; provided that such 60-day period shall be extended by up to 180 days (for an aggregate period of 300 days from the date the ROFR Notice was given to each Purchasing Party) to the extent necessary to obtain Governmental Authorizations or third-party consents required for the consummation of such Transfer (such period during which the Seller may proceed to complete the applicable Transfer, the "ROFR Consummation Period").  If the Transfer is not completed within such time period, the provisions of this Section 7.02 shall again apply, and no Transfer may be made in reliance upon this Section 7.02 without again complying with its provisions.

Section 7.03 Other Permitted Transfers.  Notwithstanding anything to the contrary in this Article VII, any Member may make a direct Transfer of Units to an Affiliate of such Member that is a Qualified Purchaser.

Section 7.04 Requirements Applicable to Any Transfer.  Subject to the terms and conditions of this Agreement, and as a condition to any Transfer of Units permitted pursuant to this Article VII or any other provision in this Agreement:

(a) The transferee shall execute a Joinder Agreement and deliver a copy thereof to each of the Company and each other Member at the respective addresses specified in Appendix B, unless (i) the transferee is already a Member or (ii) the Transfer is an indirect Transfer of Units; and

(b) The Company must determine that the Transfer to such proposed transferee will not (i) cause the Company to be considered a "publicly traded partnership" under Section 7704 of the Code and related U.S. Treasury Regulations or cause the Company to be classified as an entity other than a partnership for U.S. federal tax purposes (or otherwise jeopardize such classification) or (ii) result in any recapture, disallowance or deferral of any tax credits or depreciation deductions with respect to any project or venture conducted by the Company or any of its Subsidiaries.

Section 7.05 Novation Following Transfer; Guarantees.

(a) If a Transfer is effected in conformity with this Article VII, as of the effectiveness of such Transfer, such transferring Person shall (i) be relieved of all obligations assigned to and assumed by the transferee and (ii) in the event that the transferring Person ceases to be a Member as a result of such Transfer, subject to Section 7.05(b), not be obligated to provide any guarantee required under Section 4.04(a) to be provided by a Member; provided that no such transferring Person shall be relieved of any obligations assumed prior to such Transfer.

(b) Notwithstanding anything to the contrary in this Article VII, no Transfer of Common Units shall result in the release of any Member Guarantee or any guarantee or other credit support provided pursuant to Section 4.04, except that any such Member Guarantee or other guarantee shall be reduced prospectively to the extent a Transfer of Units by any Member or of Equity Interests in any Member by any Parent is made in accordance with this Article VII to a Qualified Purchaser that provides a replacement Member Guarantee and replacements of the applicable guarantees or other credit support provided pursuant to Section 4.04.

Section 7.06 Liens.  Prior to the Transition Date, the Members may grant or permit to exist Liens on any of their Units only to the extent required for Senior Debt or in connection with the Streaming Agreement, and so long as, subject to the terms of the Financing Documents and the Streaming Agreement, the holder of any such Lien acknowledges that such Lien is subject to the conditions set forth in clauses (a) and (b) of the following sentence.  After the Transition Date, Members shall be permitted to grant or permit to exist any Lien on any of their Units so long as, subject to the terms of the Streaming Agreement, at the time such Lien is created, the holder of such Lien is a Qualified Purchaser and provides to each other Member and the Company an unconditional written acknowledgment that (a) enforcement of such Lien will constitute a Transfer that is governed by the provisions of this Agreement, including the provisions of this Article VII, and (b) upon enforcement of such Lien, such holder (and any transferee thereof) will be subject in all respects to the terms of this Agreement to the extent of such Units.

Section 7.07 Improper Transfers.  Any purported Transfer of Units in violation of the terms of this Agreement shall be null and void and no right, title or interest in or to such Units (or the Membership Interest they represent) shall be Transferred to the purported transferee.

Section 7.08 [REDACTED - Commercially Sensitive Information].

Section 7.09 [REDACTED - Commercially Sensitive Information]

Section 7.10 [REDACTED - Commercially Sensitive Information]

ARTICLE VIII

CAPITAL ACCOUNTS; ALLOCATIONS OF PROFIT
AND LOSS; TAX MATTERS CAPITAL ACCOUNTS

Section 8.01 Capital Accounts.

(a) Each Member listed in the books and records of the Company has made capital contributions to the Company in the amounts set forth in the books and records of the Company.

(b) Each Member shall have a capital account (a "Capital Account").  Each Capital Account shall be maintained and adjusted in accordance with Section 704(b) of the Code and the principles set forth in Treasury Regulations Sections 1.704-1(b) and 1.704-2 as reasonably determined by the Board of Managers in its good faith discretion, and the Company shall amend Appendix B accordingly.  The Capital Accounts of the Members on the Effective Date are reflected on Appendix B.

(c) In the event of a Transfer of a Member's Units made in accordance with this Agreement, the Capital Account of the transferring Member that is attributable to the Transferred Units shall carry over to the transferee in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

Section 8.02 Tax Allocations.

(a) The allocations of Company items of income, gain, loss, or deduction for tax purposes shall follow the principles of the allocations under this Article VIII, and recognizing the complexity of allocations for tax purposes, the Board of Managers shall have the authority to alter the allocations as reasonably necessary and as determined in good faith to effect the intended economic arrangement of the Members contemplated by Section 3.10.

(b) In accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its fair market value at the time of contribution.  The Company shall account for such variation using any permissible method selected by the Board of Managers.  Nothing in this Section 8.02(b) is intended to affect distributions under Section 3.10.

(c) Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions, and (ii) recapture of tax credits shall be allocated to the Members in accordance with Law.

(d) Excess percentage depletion deductions with respect to depletable property shall be allocated to the Members in accordance with the allocation of gross income from the property (as determined under Section 613(c) of the Code) from which such deductions are derived in accordance with Treasury Regulations Section 1.704-1(b)(4)(iii).  Excess percentage depletion shall not be taken into account for purposes of determining the adjusted basis of any property of the Company for U.S. federal income tax purposes or the Capital Accounts of the Members.  The term "excess percentage depletion" shall mean the excess, if any, of deductions for percentage depletion as determined under Section 613 of the Code over the adjusted tax basis of the depletable property.

Section 8.03 Tax Status.  It is the intention of the Members that the Company be classified as a partnership at all times for U.S. federal (and applicable state and local) income tax purposes.  Unless otherwise determined by the Board of Managers, neither the Company nor any Member shall take any action that is inconsistent with such classification or treatment, including making an election for the Company to be excluded from the application of the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provision of applicable state or local law or to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.04 Partnership Representative.

(a) The Board of Managers shall have the authority to designate (and replace) the Company's partnership representative under Section 6223 of the Code (the "Partnership Representative").  The initial Partnership Representative shall be Hudbay Arizona.  If the Partnership Representative is an entity, the Partnership Representative shall appoint a "designated individual" within the meaning of Treasury Regulations Section 301.6223-1 (the "Designated Individual") to act on the entity's behalf, and such Designated Individual shall be entitled to exercise all rights and powers granted to the Partnership Representative under this Agreement.

(b) The Partnership Representative is hereby authorized to take such actions and to execute and file all statements and forms on behalf of the Company that are approved by the Board of Managers and are permitted or required by Sections 6221 through 6241 of the Code, including a "push-out" election under Section 6226 of the Code or any analogous election under state, local or non-U.S. tax law or in connection with any other tax proceeding.  The Partnership Representative shall inform Members as to the status of any material tax proceeding involving the Company.  Each Member shall cooperate with the Partnership Representative and do or refrain from doing any or all things requested by the Partnership Representative and approved by the Board of Managers (including paying any and all resulting taxes, additions to tax, penalties and interest in a timely fashion) in connection with any examination of the Company's affairs by any federal, state or local tax authorities, including resulting administrative and judicial proceedings.  No Member shall have any claim against the Partnership Representative or the Company for any actions taken (or any failures to take action) by such Persons in good faith.  Any cost or expense incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.  Each Member agrees that any action taken by the Partnership Representative shall be binding upon such Member.

Section 8.05 Tax Returns and Forms.

(a) The Company shall prepare, or cause to be prepared, and timely file all U.S. federal, state and local, as well as non-U.S., if any, tax returns required to be filed by the Company.

(b) Promptly upon request, each Member shall furnish to the Company all pertinent information, representations, certifications, or forms related to such Member, or its direct or indirect owners, that are necessary (i) to allow the Company or any of its Affiliates to comply with any tax reporting, tax withholding or tax payment obligations of the Company or (ii) to establish the Company's or any of its Affiliates' legal entitlement to an exemption from, or reduction of, withholding or any other taxes or similar payments.  In addition, each Member shall take such actions (including execution of any and all documents, opinions, instruments and certificates) as the Company may reasonably request in connection with the foregoing.

(c) The Company shall deliver to each Member (i) as soon as practicable but in no event more than 90 days following the close of each fiscal year an estimated Schedule K-1 and (ii) as soon as practicable but in no event more than 120 days following the close of each fiscal year, all necessary and reasonably requested information (including a Schedule K-1) with respect to the Company's operations to allow the Members to file their tax returns.  The Company shall deliver to each Member such other information and materials in the Company's possession as such Member reasonably requests to satisfy its tax compliance or reporting obligations or to obtain any reductions or refunds of, or exemptions from, any withholding or other taxes.

(d) The Company shall make an election under Section 754 of the Code if requested in writing by a Member.

(e) Each Member agrees that it will take no position on its tax returns inconsistent with positions taken on the Company's tax return.

Section 8.06 Withholding.  Notwithstanding anything to the contrary in this Agreement, to the extent that the Board of Managers reasonably determines that the Company is required pursuant to Law, either (a) to pay tax (including estimated tax) on a Member's allocable share of the Company's items of income or gain, whether or not distributed, or (b) to withhold and pay over to the tax authorities any portion of a distribution otherwise distributable to a Member, the Company may pay over such tax or such withheld amount to the tax authorities, and such amount shall be treated, in the discretion of the Board of Managers, as (i) a distribution to such Member at the time it is paid to the tax authorities (which distributions shall reduce the amount of distributions to which the Member would otherwise be entitled), or (ii) a demand loan to such Member, on such reasonable terms as the Board of Managers shall determine to be appropriate (which terms shall include the payment of interest by the Member, as applicable, on such loan, unless the Member repays such loan within 10 Business Days).  Repayment of any such demand loan by the Member shall not be considered a capital contribution for purposes of this Agreement.  Taxes withheld on amounts directly or indirectly payable to the Company and taxes otherwise paid by the Company (other than in the case where the amount of taxes paid by the Company is treated as a demand loan to the Member) shall be treated for purposes of this Agreement as distributed to the appropriate Members and paid by the appropriate Members to the relevant taxing jurisdiction.

Section 8.07 Survival.  Notwithstanding anything else to the contrary in this Agreement, the provisions of this Article VIII shall survive the liquidation and dissolution of the Company and the Transfer or liquidation of a Member's Units.  If any Member ceases to be a Member, such Member shall keep the Company advised of its contact information until released in writing by the Company from such obligation.

ARTICLE IX

MEMBER REPRESENTATIONS AND WARRANTIES; ACKNOWLEDGEMENTS

Section 9.01 Representations and Warranties.  Each Member hereby represents and warrants to the Company and to each other Member, in each case severally as to itself, that the following statements are true and correct as of the Effective Date (or, if later, as of the date such Member becomes a Member):

(a) (i) such Member is duly incorporated, organized, or formed (as applicable), validly existing and, to the extent such concept is applicable, is in good standing under the laws of the jurisdiction of its incorporation, organization or formation; (ii) such Member is duly qualified and, to the extent such concept is applicable, in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization or formation; (iii) such Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and (iv) all actions have been duly taken by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other applicable Persons necessary for the due authorization, execution, delivery and performance of this Agreement by such Member;

(b) such Member has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligations of such Member, enforceable against such Member in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors' rights and remedies generally and by general principles of equity, regardless of whether considered in a proceeding at law or in equity); and

(c) such Member's authorization, execution, delivery and performance of this Agreement does not (i) conflict with, or result in a breach, default, or violation of, (A) the certificate of formation, articles of incorporation, memorandum of association, articles of association, bylaws, partnership agreement, shareholder's agreement, voting agreement, registration rights agreement, limited liability company agreement, operating agreement, or similar organizational documents of such Member; (B) any of the terms, conditions, or provisions of any promissory note, bond, mortgage, indenture, loan, or similar financing instrument to which such Member is a party; or (C) any Law to which such Member is subject; or (ii) require any Governmental Authorization from any Governmental Authority or any consent, approval, waiver or authorization from any Person, unless such requirement has already been satisfied.

Section 9.02 Member Acknowledgments.  Each Member hereby acknowledges that:

(a) the Membership Interests and Units have not been registered under the Securities Act or any applicable state securities laws and are restricted securities as that term is defined in Rule 144 under the Securities Act;

(b) Units may not be offered for sale, sold, pledged or otherwise transferred at any time except pursuant to an effective registration statement or qualification under the Securities Act and applicable state securities laws or pursuant to an exemption from registration under, or preemption of, the Securities Act and applicable state securities laws, the availability of which must be established to the satisfaction of the Company (and, upon request, may include the delivery of an opinion of counsel acceptable to the Company to such effect);

(c) such Member has no right to require the Company to register or qualify the offering and sale of its Units under the Securities Act or any applicable state or international securities laws;

(d) such Member's Units are subject to the restrictions, conditions and other terms set forth in this Agreement, including certain restrictions on the ability of such Member to sell, transfer, assign, mortgage, hypothecate or otherwise encumber such Units; and

(e) in the case of any Member to which Units have been Transferred, issued or otherwise acquired in accordance with the provisions of this Agreement:

(i) such Member is acquiring such Units for its own account for investment purposes only and not with a view to the resale, re-offer, distribution or other disposition of all or any part thereof in violation of the Securities Act or applicable state securities laws; such Member understands such Units have not been registered under the Securities Act or applicable state securities laws and, therefore, it will be necessary for such Member to continue to hold such Units and to continue to bear the economic risk of the investment therein unless and until the offering and sale of such Units by such Member is registered or qualified under the Securities Act and applicable state securities laws, or an exemption from registration or qualification is available;

(ii) such Member has carefully reviewed this Agreement and all documents, records and information such Member has desired to review in connection with its decision to acquire such Units, has had the opportunity to pose questions to the Company concerning such Units, and understands the risks of, and other considerations relating to, an investment in such Units;

(iii) such Member has such knowledge, sophistication and experience (based on actual participation) in financial and business matters and about the industries in which the Company operates that it is capable of evaluating the merits and risks of an investment in such Units and of making an informed investment decision;

(iv) such Member understands that the specific tax consequences to such Member of an investment in the Company will depend on such Member's and its Affiliates' individual circumstances, and such Member affirms that it has been advised to seek appropriate legal counsel with respect to such tax consequences; and

(v) such Member understands that the other Parties are relying on its representations and warranties in issuing such Units or recognizing their Transfer, as applicable, without registration under applicable securities laws.

ARTICLE X

MISCELLANEOUS

Section 10.01 Nature of Obligations.

(a) The obligation under this Agreement to provide Member Funding shall be unconditional and absolute and shall not be deferred, excused or otherwise affected by any reason or cause whatsoever whether or not foreseen or foreseeable.

(b) The obligations of each Member created by this Agreement, and in particular the obligation to provide Member Funding, shall be the several obligations of that Member.  Without affecting in any manner obligations under Section 4.04, nothing herein shall be deemed or construed to make any Party a surety or guarantor of the Company or of another Party or liable to meet any obligation of the Company or of another Party.

(c) The obligations of each Party shall run to the benefit of each other Party, and each Party shall have the right to enforce the obligations of any Party hereunder.

(d) Except as expressly provided in this Agreement, each Party waives any and all rights to terminate this Agreement or to suspend its obligations hereunder.  The obligation of each Member to provide Member Funding pursuant to this Agreement shall not be subject to any set-off, counterclaim, abatement or reduction arising from any breach of any representation or warranty by any Party or any failure by any Party to perform or fulfill any agreement or condition to be fulfilled or performed by them or any act or omission by any of them under any agreement at any time existing between that Party and any of them or any liquidation or insolvency of any of them; provided, however, that, notwithstanding the foregoing, it is agreed that no Party by reason of this Section 10.01(d) waives any claim it may have, or may hereafter have, for damages or otherwise.

Section 10.02 No Third-Party Beneficiaries.

(a) Except as expressly provided in this Agreement, this Agreement shall inure to the benefit of and be binding upon only the Parties and their respective successors and permitted assigns, and no other Person shall be entitled to enforce this Agreement, rely on any representation, warranty, covenant agreement contained herein, receive any rights hereunder or be a third-party beneficiary hereof.

(b) The obligations of each Party shall run to the benefit of each other Party, and each Party shall have the right to enforce the obligations of any other Party hereunder.

(c) None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditors of the Company, the Members or their Affiliates.  No such creditor nor any other Person shall have any rights under this Agreement against any Affiliate of any Member.

Section 10.03 Duties; Exculpation.

(a) Notwithstanding any duty otherwise existing at law or in equity, to the fullest extent permitted by Law and except as expressly provided in this Agreement or any other agreement entered into between a Covered Person and any Member or the Company, no Covered Person shall have any duty (including any fiduciary duty) otherwise applicable at law or in equity to the Company, to any other Member or to any other Person with respect to or in connection with the Company or the Company's business or affairs.  Subject to the last sentence of this Section 10.03(a), any duties (including fiduciary duties, as applicable) of a Covered Person that would otherwise apply at law or in equity (other than any duties owed by any employee of the Company or any Subsidiary of the Company to the Company or such Subsidiary in such capacity) are hereby eliminated to the fullest extent permitted under the DLLCA and any other Law; provided that the foregoing shall not eliminate (A) the obligation of each Covered Person to act in compliance with the express terms of this Agreement or (B) the implied contractual covenant of good faith and fair dealing, as applicable.  Except as expressly provided in this Agreement, each Member acknowledges and agrees that each Member, in its capacity as a Member, and each Manager, may decide or determine any matter subject to the approval of such Member or Manager pursuant to any provision of this Agreement in the sole and absolute discretion of such Member or Manager, and, in making such decision or determination, such Member or Manager shall have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all the Members that a Member, in its capacity as a Member, and a Manager, in its capacity as a Manager, shall have the right to make such determination solely on the basis of its own interests or, in the case of a Manager, in the interests of the Member that designated such Manager.  The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) To the fullest extent permitted by Law and subject to Section 10.03(e), no Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence, willful misconduct, bad faith or breach of this Agreement; provided that the Members acknowledge and agree that neither the foregoing exception nor any reference to "good faith," "gross negligence," "willful misconduct" or "bad faith" in this Section 10.03(b) is intended to conflict with, diminish or otherwise modify the elimination of duties (including fiduciary duties) in Section 10.03(a).  Each Covered Person shall in the performance of his or her duties be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to the Company by any of the Officers or employees of the Company, or committees designated by the Board of Managers, or by any other person (including any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company) as to the matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.  Without limiting the applicability of the foregoing, each Member agrees to waive any claim or right of action it might have, whether individually or on behalf of the Company, against any Manager or Officer on account of any action taken, or failure to take any action in its capacity as a Manager or Officer; provided that such waiver shall not extend to any matter involving any fraud on the part of such Manager or Officer.  Notwithstanding the foregoing, nothing in this Section 10.03(b) will prejudice the enforceability or the terms and conditions of this Agreement.

(c) In addition to the advance payments pursuant to Section 10.03(g), to the fullest extent permitted by Law, the Company agrees to indemnify, pay and hold each Covered Person (other than any Member) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including any interest and penalties, out-of-pocket expenses, and the fees and disbursements of counsel for such Covered Person in connection with any Proceedings, whether or not such Person shall be designated a party thereto), whether absolute, accrued, conditional or otherwise and whether or not resulting from third-party claims, which may be imposed on, incurred by or asserted against any such Covered Person, in any manner relating to or arising out of any act or omission performed or omitted by such Covered Person on behalf of the Company by reason of the fact that it, he or she is or was a Manager or officer, employee or agent of the Company or its Subsidiaries, or he or she is or was serving at the request of the Company or its Subsidiaries as a director, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person that is determined by a final, non-appealable judgment entered by a court of competent jurisdiction to have resulted from such Covered Person's (i) breach of the terms of this Agreement, (ii) gross negligence, willful misconduct or bad faith, in each case, with respect to such acts or omissions, or (iii) in the case of a criminal matter, acted with knowledge that such Covered Person's act or omission was unlawful; provided that neither the foregoing exception nor any reference to "gross negligence," "willful misconduct" or "bad faith" in this Section 10.03(c) is intended to conflict with, diminish or otherwise modify the elimination of duties (including fiduciary duties) in Section 10.03(a) hereof.

(d) The indemnification provided hereby and hereafter pursuant to the power hereby conferred by this Section 10.03 on the Board of Managers shall not be exclusive of any other rights to which any Person may be entitled, including any right under policies of insurance purchased and maintained by the Company or others, with respect to claims, issues or matters in relation to which the Company would not have the power to indemnify such Person under the provisions of this Section 10.03.  Such rights shall not prevent or restrict the power of the Company to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements or other arrangements (including creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Managers (whether or not any of the Members, Managers, Officers or other officers of the Company shall be a party to or beneficiary of any such agreements or arrangements); provided, however, that any provision of such agreements or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Section 10.03 or Law.

(e) Nothing contained in this Section 10.03 is intended to relieve any Member or any other Person from any liability or other obligation of such Person relating to any agreement or to in any way impair the enforceability of any provision of such agreement against any party thereto.

(f) Any indemnity under this Section 10.03 shall be provided solely out of, and only to the extent of, the Company's assets, and no Member or any of its Affiliates shall be required directly to indemnify any Covered Person pursuant to this Section 10.03.  None of the provisions of this Section 10.03 shall be deemed to create any rights in favor of any Person other than Covered Persons and any other Person to whom the provisions of this Section 10.03 expressly apply.

(g) The Company hereby acknowledges that a Covered Person may have certain rights to indemnification, advancement of expenses or insurance provided by other sources.  The Company hereby agrees (i) that the Company is the indemnitor of first resort and (ii) that the Company shall be required to advance the full amount of expenses incurred by a Covered Person and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement without regard to any rights a Covered Person may have against such other sources.  The Company further agrees that no advancement or payment by such other sources on behalf of a Covered Person with respect to any claim for which such Covered Person has sought indemnification from the Company shall affect the foregoing, and such other sources shall have a right of contribution or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Covered Person against the Company.

(h) The provisions of this Section 10.03 shall be applicable to any Proceeding commenced after the date of this Agreement against any Covered Person arising from any act or omission of such Covered Person acting in its capacity as such, whether occurring prior to or after the date of this Agreement.  No amendment to or repeal of this Section 10.03 or, to the fullest extent permitted by Law, any amendment of Law shall have any effect on the rights provided under this Section 10.03 with respect to any act or omission occurring prior to such amendment or repeal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 10.03 shall survive the termination, voluntary or involuntary, of the status of a Member as such, the termination, voluntary or involuntary, of the status of any Covered Person or other Person as to whom the provisions of this Section 10.03 apply as such and the termination of this Agreement or dissolution of the Company.

(j) If this Section 10.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, the Company shall then nevertheless indemnify and hold harmless each Covered Person as to costs, charges and expenses (including documented attorneys' fees), judgments, fines and amounts paid in settlement with respect to any Proceeding to the full extent permitted by any applicable portion of this Section 10.03 that shall not have been invalidated and to the fullest extent permitted by Law.

Section 10.04 Termination.

(a) This Agreement shall commence on the Effective Date and terminate and be of no further force and effect on the earliest of:  (i) the date on which this Agreement is terminated by written agreement of all Members; and (ii) the date on which the Company is wound up or an examiner, receiver, administrator, trustee or other similar officer is appointed with respect to the Company.

(b) With respect to any Member who ceases to hold Units, this Agreement shall terminate with respect to such Member.

(c) Notwithstanding any termination of this Agreement pursuant to this Section 10.04, whether in its entirety or in respect of any Member, (i) Article VIII shall survive in accordance with Section 8.07 and (ii) this Article X shall survive indefinitely, unless a time period for the termination of the applicability of the relevant provision is otherwise expressly set forth therein.  For the avoidance of doubt, termination of this Agreement pursuant to this Section 10.04 (i) shall not affect a Member's accrued rights and obligations at the date of termination (although each Member's further rights and obligations shall cease immediately upon termination) and (ii) shall not relieve any Member of any liability for any breach under this Agreement prior to such termination.

Section 10.05 Dissolution.  The Company shall dissolve upon the first to occur of the following:  (a) the approval of the Board of Managers pursuant to Section 3.04(c)(iv); (b) the approval of each of the Members holding Common Units; (c) at any time there are no Members, unless the Company is continued without dissolution in accordance with the DLLCA; and (d) the entry of a decree of dissolution under Section 18-802 of the DLLCA.  The Company shall terminate when all its assets, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for in Section 10.06, and the Certificate of Formation shall have been canceled in the manner required by the DLLCA.

Section 10.06 Liquidation.

(a) Following dissolution pursuant to Section 10.05, the Board of Managers or such other Person as the Board of Managers shall designate shall proceed diligently to wind up the affairs of the Company and make final distributions as provided in this Agreement and in the DLLCA.

(b) The proceeds of the liquidation of the Company will be distributed (i) first, to creditors of the Company (including Members who are creditors), to the extent otherwise permitted by Law in satisfaction of all the Company's debts and liabilities (whether by payment or by making reasonable provision for payment thereof); and (ii) second, to the Members (other than any Defaulting Member) pro rata based on their respective Distribution Percentages.

(c) If any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit.

Section 10.07 Dispute Resolution.  Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof or thereof, shall be determined in accordance with this Section 10.07; provided that the procedure set forth in Section 10.07(a) shall be an express condition precedent to arbitration pursuant to Section 10.07(b).

(a) Negotiation.  In the event of any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof or thereof, any Member may deliver an escalation notice (each an "Escalation Notice") to the other Members.  Upon receipt of an Escalation Notice pursuant to this Section 10.07(a), each Member shall appoint a senior executive of its Parent and use good faith efforts to ensure that, within 10 days following the date of such Escalation Notice, such senior executive meets (in person or by videoconference, teleconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other) with each other senior executive appointed by a Member pursuant to this Section 10.07(a) to consult with a view to exploring whether there is a path to resolve the applicable dispute, controversy, claim or other matter.  If, within 20 days of the first meeting among the senior executives appointed by the Members pursuant to this Section 10.07(a), the applicable dispute, controversy, claim or other matter remains unresolved, each Member may, but shall not be obligated to, initiate arbitration pursuant to Section 10.07(b).

(b) Arbitration.  Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof or thereof shall be determined by arbitration in accordance with the rules of arbitration (the "Rules") of the International Chamber of Commerce Court of Arbitration (the "ICC"), except for the Rules' Expedited Procedure Provisions.  The arbitration award shall be final and binding, and judgment thereon may be entered by any court having competent jurisdiction.  This arbitration agreement is independent from the Agreement, and as such, the nullity or termination of the Agreement shall not cause per se the nullity or termination of this arbitration agreement.

(c) Appointment of Arbitrators.  The number of arbitrators shall be three.  The claimant and respondent shall each appoint an arbitrator pursuant to the Rules.  If there are more than two parties to the arbitration, Hudbay shall appoint one arbitrator, and Mitsubishi shall appoint the second arbitrator.  The two-party appointed arbitrators shall have 30 days from the appointment of the second party-appointed arbitrator to agree on a third arbitrator who shall serve as president of the tribunal.  The parties to the arbitration may consult with the party-appointed arbitrators for purposes of selecting a president.  If either party fails to timely appoint an arbitrator, or the two arbitrators appointed by such parties fail to timely agree on the choice of the presiding arbitrator, such appointment shall be made by the ICC.  Any arbitrator appointed by the ICC shall be an experienced arbitrator of large, complex international commercial cases.

(d) Place of Arbitration.  The place of arbitration shall be New York, New York.  The arbitration shall be conducted in the English language, but documents and testimony may be submitted in another language if a translation is provided by the Party presenting such documents or testimony at its expense.  The arbitrators shall apply the laws of the State of Delaware to the substance of the dispute.

(e) Confidentiality of Arbitration.  Any arbitration hereunder shall be confidential, and the Parties, and their agents and the arbitrators, shall not disclose to any Person, other than those necessary to the proceedings, the existence of the arbitration, any information, documents or testimony submitted during the arbitration or received from another party, a witness or the arbitrators in connection with the arbitration, or any award, unless and to the extent that disclosure is required by Law or is necessary for permitted court proceedings, such as proceedings to recognize or enforce an award.

Section 10.08 Consent to Jurisdiction.  By agreeing to arbitration, the Parties do not intend to deprive any court of competent jurisdiction of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award.  Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to the arbitration to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of such party to respect the arbitral tribunal's orders to that effect.  Each Party hereby irrevocably consents and agrees, for the benefit of each other Party, that any Dispute against it (a) with respect to the enforcement of Section 10.07, including an order to compel arbitration, for preliminary relief as contemplated herein, or in aid of arbitration or for a preliminary injunction to maintain the status quo or prevent irreparable harm, or (b) with respect to the enforcement, modification, vacation or correction of an award rendered in an arbitration conducted pursuant to Section 10.07(d), in each case, may be brought in any court of competent jurisdiction and each Party hereby irrevocably accepts and submits to the non-exclusive jurisdiction of any such court of competent jurisdiction with respect to any such Dispute.  Each Party waives any objection that it may have now or hereafter have to the laying of venue of any of the aforesaid Disputes, including objections by reason of lack of personal jurisdiction, improper venue or inconvenient forum.

Section 10.09 Notices.  Any notice or communication hereunder shall be deemed to have been duly given and made if in writing and if (a) served by personal delivery, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email, but only upon confirmation of successful transmission or written confirmation of receipt (including a reply email message or "read receipt," but excluding out-of-office replies) (provided that, if such receipt or confirmation does not occur during the addressee's regular business hours, the applicable notice or communication shall be deemed to have been given at the opening of business for the addressee on the following Business Day), in each case, to the Party for whom it is intended at the address of such Party set forth in Appendix B or such other address as may be designated in writing hereafter, in the same manner, by such Party.

Section 10.10 Confidential Information.

(a) "Confidential Information" shall mean all information of a proprietary or confidential nature that is furnished by any Party in its capacity under this Agreement (the "Disclosing Party") to any other Party (the "Receiving Party"), whether written, recorded or oral and in whatever form or medium it is provided, and shall specifically include, but not be limited to, (i) this Agreement and other agreements entered into by the Company or otherwise related to the Project, (ii) all data, records, oral discussions and information exchanged between the Parties in connection with the Project, including technical, commercial, contractual and financial information, (iii) all information generated by each Party or its representatives that reproduces or is derived from the furnished information, including interpretations, analyses, economic evaluations, models, notes, reserves estimates, management presentations, summaries, compilations, studies, abstracts or other documents, (iv) the proceedings under the arbitration agreement in Section 10.07, including any documents produced in or for purposes of such proceedings and any awards issued pursuant thereto, (v) all technical, financial or environmental information generated by the Company related to its activities in connection with the performance of this Agreement and (vi) any other information provided to or learned by the Receiving Party in connection with its investment in the Company, but shall exclude the information specified in Section 10.10(b).

(b) The following information shall not be deemed to be Confidential Information and the provisions of this Section 10.10 shall not apply to:  (i) information that is or becomes generally available to the public other than as a result of a disclosure in violation of this Section 10.10; (ii) information that was already known to a Receiving Party or its representatives prior to being furnished pursuant to this Agreement or in connection with the applicable Member's assessment of its investment in the Company; (iii) information that becomes available to a Receiving Party or its representative on a non-confidential basis from a source other than the Disclosing Party or its representatives if such Receiving Party or its representative had no reason to believe that such source was subject to any prohibition against transmitting the information to such Receiving Party or its representatives; and (iv) information independently developed by a Receiving Party or its representatives without violation of this Section 10.10 and without relying on, referencing or otherwise using any information that is Confidential Information.

(c) No Receiving Party shall disclose any Confidential Information to any other Person without the consent of the Disclosing Party.  Notwithstanding the foregoing, Confidential Information may be disclosed by a Party without consent and without violating the obligations contained in this Section 10.10 in the following circumstances:

(i) to an Affiliate so long as such Affiliate agrees to comply with the provisions of this Section 10.10 and the Person disclosing remains liable to the other Parties for any disclosure by such Affiliate in violation of this Section 10.10;

(ii) to a Governmental Authority or a Person to which the Receiving Party or its Affiliate is required or requested to disclose the Confidential Information pursuant to Law or by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar legal process or the applicable rules of any stock exchange, securities regulatory authority or similar self-regulatory organization; provided that, to the extent permitted by Law, such Receiving Party shall promptly inform the Disclosing Party in writing prior to any such disclosure and use all commercially reasonable efforts to cause such Person to keep such information confidential;

(iii) by the Hudbay Member and its Affiliates to any Person with respect to disclosures as part of its or its Affiliates' ordinary course reporting or review procedure, or in connection with it or its Affiliates' compliance with applicable securities Laws or stock exchange requirements;

(iv) to a bank or other financial institution or financing source to the extent necessary for arranging for or providing any financing to such Person or any of its Affiliates; provided that the disclosing Party has obtained a written undertaking from the recipient to keep the information strictly confidential and to use the information solely for the purpose of such financing;

(v) to its representatives (other than sources of financing) or the representatives (other than sources of financing) of any of its Affiliates, subject to such Party taking commercially reasonable precautions to ensure such information is kept confidential;

(vi) to protect or pursue a legal right, to enforce or challenge an award in bona fide legal proceedings;

(vii) with the consent of the other Parties that would be bound by an award issued in the related proceeding in accordance with the arbitration agreement in Section 10.07; or

(viii) subject to [REDACTED - Commercially Sensitive Information] , to any Person with which such Receiving Party is in good faith negotiating for the Transfer of Units or of Equity Interests in a Member in accordance with the terms and conditions of this Agreement, to the extent such information may reasonably be required by that Person; provided that (x) such Receiving Party shall promptly inform the Disclosing Party in writing prior to any such disclosure and (y) the Person with which such Receiving Party is in good faith negotiating for the Transfer of Units or Equity Interests in a Member agrees in writing that the information shall not be disseminated to any Persons other than those involved directly in the evaluation of the proposed acquisition.

Section 10.11 Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement is held by a court or other authority of competent jurisdiction to be invalid, void or unenforceable, or the application of such provision to any Person or any circumstance is held by a court or other authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction, and the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 10.12 Definitions; Rules of Interpretation.  Defined terms in this Agreement and in the Appendices to this Agreement, which may be identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to them in Appendix A.  This Agreement shall be interpreted in accordance with the rules of interpretation set forth in Appendix A.

Section 10.13 Headings; Table of Contents.  The headings and table of contents herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.14 Entire Agreement.  This Agreement (including all Appendices hereto) contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters between or among any of the Parties.

Section 10.15 Counterparts; Electronic Delivery.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement and any counterpart thereof may be signed by electronic signature.  Delivery of an executed counterpart of a signature page to this Agreement by electronic means, such as facsimile or portable document format, or by using DocuSign, AdobeSign or another digital signature provider, shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.16 Amendments; Waivers.

(a) Except for amendments to Appendix B made in accordance with Section 2.01(b), this Agreement may be amended if, and only if, such amendment is in writing and either (i) executed by each Party or (ii) executed by the Company to the extent the Company's execution of such amendment was approved by the Board of Managers pursuant to Section 3.04; provided that no amendment or modification shall be effective without the consent of each Member that would be adversely affected by such amendment or modification if such amendment or modification (x) modifies the limited liability of such Member, disproportionately impacts the rights of such Member or imposes any additional obligations on such Member not expressly contemplated in this Agreement or (y) amends Section 3.04, Section 3.10, Article IV, Section 6.01, Section 6.02, Section 10.06(b), this Section 10.16 or the definition of "Common Percentage," "Distribution Percentage" or "Royalty Interest Unit Cap."

(b) Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by each Party against whom the waiver is to be effective, and no such waiver shall be deemed to be or construed as a further continuing waiver of any such term, provision or condition of this Agreement unless the writing which evidences such waiver states to the contrary.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as otherwise specifically provided herein.

Section 10.17 Governing Law.  This Agreement and any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity hereof or thereof shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any rules or principles of law that may direct the dispute to the laws of another jurisdiction.

Section 10.18 Conflicts with DLLCA.  In the event of a direct conflict between the provisions of this Agreement and any mandatory, non-waivable provision of the DLLCA, such provision of the DLLCA shall control.  If any provision of the DLLCA provides that it may be varied or superseded in a limited liability company agreement (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

COPPER WORLD LLC

By:	(signed) "Javier Del Rio"
Name: Javier Del Rio
Title: Senior Vice President, US Business Unit

[Signature Page to Copper World LLC Limited Liability Company Agreement]

HUDBAY ARIZONA (US) HOLDING CORPORATION

By:	(signed) "Jonathan LeBlanc"
Name: Jonathan LeBlanc
Title: Chief Financial Officer

[Signature Page to Copper World LLC Limited Liability Company Agreement]

MC AMERICAS RESOURCES INC.

By:	(signed) "Yasutaka Okamoto"
Name: Yasutaka Okamoto
Title: General Manager, Base Metals Dept. of Mitsubishi Corporation

[Signature Page to Copper World LLC Limited Liability Company Agreement]

Appendix A

Limited Liability Company Agreement

DEFINITIONS & RULES OF INTERPRETATION

Definitions

In this Appendix A and in this Agreement and the other Appendices thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below (the singular includes the plural and vice versa):

"10% Member" means any Member with a Common Percentage of at least 10%.

"Action" has the meaning assigned in the Hudbay Indemnity.

"Adjustment Notice" has the meaning assigned in Section 5.01(b)(iii).

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, Controls, is under common Control with, or is Controlled By, such Person.

"Agreement" has the meaning assigned in the preamble to this Agreement.

"Annual Budget" has the meaning assigned in Section 3.08(d).

"Approved Budget" means, as of any date and with respect to any applicable period of time, a Budget covering such period of time and approved by the Board of Managers in accordance with Section 3.04 and effective as of such date.

"Area of Interest" means the geographic area depicted on Appendix C.

"Authorization Matrix" means the authorization matrix attached as Appendix I, as the same may be amended from time to time in accordance with Section 3.04.

"[REDACTED - Commercially Sensitive Information]"

"Board of Managers" has the meaning assigned in Section 3.01(a)(i).

"Borrowed Money" of any Person means, at any date, without duplication, (a) all obligations of such Person to repay money, (b) all obligations of such Person to pay money evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services and (d) all obligations of such Person as lessee under capital leases; provided that "Borrowed Money" shall not include trade accounts payable or purchase money obligations incurred in the ordinary course of business.

"Budget" means any of the Pre-FID Budget and any Annual Budget, Interim Budget or Construction Budget.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are closed in Tucson, Arizona.

"Capital Account" has the meaning assigned in Section 8.01(b).

"Certificate of Conversion" has the meaning assigned in the recitals to this Agreement.

"Certificate of Formation" has the meaning assigned in the recitals to this Agreement.

"Chair" means the chairperson of the Board of Managers appointed pursuant to Section 3.01(e).

"Code" means the United States Internal Revenue Code of 1986.

"Common Percentage" means, as to each Member as of any date of determination, a fraction (represented as a percentage) the numerator of which is the number of Common Units held by such Member as of such date of determination and the denominator of which is the aggregate number of all issued and outstanding Common Units as of such date of determination; provided that, for purposes of Section 3.01(e), Section 3.02(b) and Section 3.04, and the definition of Simple Majority Approval, the numerator and denominator shall exclude any Common Units held by a Defaulting Member.

"Common Units" means Units other than Royalty Interest Units.

"Company" has the meaning assigned in the preamble to this Agreement.

"Completion" shall occur upon the satisfaction by the Company (or waiver by the appropriate parties) of the completion tests under the relevant agreement applicable to the Completion Guarantees and the termination of such Completion Guarantees.

"Completion Guarantee" means any completion guarantee granted by or on behalf of a Member for the benefit of the holders of Senior Debt under the Financing Documents.

"Confidential Information" has the meaning assigned in Section 10.10(a).

"Consensus Metals Price" means, in respect of any metal and as of any date of determination, the consensus real price for such metal as of such date, which consensus real price shall be determined by taking the median of the real prices most recently disclosed for such metal by each of the Consensus Metals Price Institutions that is then disclosing such a real price as the "broker consensus" price (or any similar or successor term).

"Consensus Metals Price Institutions" means each of the following Persons (or any Affiliate thereof), together with each of their successors, that, in each case, generally discloses price information in respect of metals in the ordinary course of business: [REDACTED - Commercially Sensitive Information].

"Construction Budget" means the budget, as revised from time to time, of work and expenditure required for construction of the Initial Project substantially in the manner contemplated in the Feasibility Study and such budget shall include (a) a description of the work to be performed in order to achieve Start-up of Commercial Production, a detailed budget of costs to be incurred in completing such work and a timeline estimate for performance of such work and expenditure of funds and (b) [REDACTED - Commercially Sensitive Information].

"Continuing Obligations" means obligations, liabilities or responsibilities of the Company that either (a) arise from Operations and are reasonably expected to continue after Operations have ceased or are suspended or (b) arise after Operations have ceased or are suspended in respect of, in each case, closure or reclamation and monitoring obligations, stabilization, Environmental Compliance and all other obligations of a similar nature incurred or imposed as a result of developing or operating the Project that, as the case may be, continue or arise after the cessation or suspension of Operations or permanent closure of the Project.

"Control" or "Controlled By" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting Equity Interests or by contract or otherwise.

"Cost Overrun" means [REDACTED - Commercially Sensitive Information].

"Cost Overrun Conditions" means [REDACTED - Commercially Sensitive Information].

"Covered Person" means each (a) current or former Member, (b) Affiliate of a current or former Member, (c) officer, director, manager, shareholder, partner, member, employee, representative or agent of a current or former Member or any of its Affiliates, or (d) each current or former Manager, Officer, employee or agent of the Company, or any of its Affiliates; provided that, notwithstanding the foregoing for purposes of Section 10.03(c), "Covered Person" means each current or former Manager, Officer, director, manager, officer, employee, or agent of the Company or any of its Affiliates.

"Covered Property" means private property, patented or unpatented mining claims or mill site claims, easements or rights of way or water rights.

"Decision Period" has the meaning assigned in Section 1.07(b).

"Default Interest" has the meaning assigned in Section 5.01(a).

"Default Interest Rate" has the meaning assigned in Section 5.01(a).

"Defaulting Member" means any Member that has failed in its obligation to provide Member Funding required of it pursuant to Section 4.01 after such default has continued for a period of seven Business Days after notice thereof from the Company or any other Member and while such default has not been cured or otherwise ceased to be a default as provided in Section 5.01(c) or Section 5.01(d).

"Deferred Purchase Price" has the meaning assigned in the Subscription Agreement.

"Designated Individual" has the meaning assigned in Section 8.04(a).

"Development Committee" has the meaning assigned in Section 3.03(a).

"Disclosing Party" has the meaning assigned in Section 10.10(a).

"Dispute" means any action, suit, demand, claim, complaint, litigation, formal proceeding, arbitration, hearing or other similar dispute or litigation.

"Distribution Percentage" means (a) with respect to any Royalty Interest Unit Holder, (i) the Distribution Percentage of such Royalty Interest Unit Holder calculated pursuant to clause (b) below as of the date of, and immediately prior to, the conversion of such Royalty Interest Unit Holder's Common Units into Royalty Interest Units pursuant to Section 6.01(a) or (ii) if the aggregate amount of distributions made to such Royalty Interest Unit Holder pursuant to Section 3.10(c)(ii) and Section 10.06(b)(ii) is equal to the Royalty Interest Unit Cap of such Royalty Interest Unit Holder, zero; and (b) with respect to any Member that is not a Royalty Interest Unit Holder, as of any date of determination, the product (represented as a percentage) of (i) such Member's Common Percentage as of such date of determination multiplied by (ii) the remainder of 100% minus the aggregate Distribution Percentage of all Royalty Interest Unit Holders as of such date of determination.

"DLLCA" has the meaning assigned in the recitals to this Agreement.

"Dollars" or "$" means United States currency.

"Early Work" means, prior to the approval of the Final Investment Decision, de-risking activities related to the Initial Project that may include expenditures incurred for long lead items, detailed engineering, plant site preparations, pre-stripping activities, capital expenditures related to engineering, procurement and construction management, mine fleet and general and administrative expenses related to the foregoing.

"Early Work Cap" means $[REDACTED - Dollar Threshold].

"Effective Date" has the meaning assigned in the preamble to this Agreement.

"Emergency" means an event or series of related events that requires urgent and unexpected expenditures, which the chief executive officer of the Company deems reasonably necessary to avoid (a) imminent harm to persons or property, including injury, illness or death or damage to the facilities or assets of the Company, (b) any material environmental incident, release, violation, damage, or similar event or condition, or (c) violation of Law in any material respect.

"Environmental Compliance" means, at all times during the term of this Agreement, actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments.

"Environmental Law" means any Law concerning: (a) the protection of the environment, (b) the handling, use, presence, disposal, release or threatened release of any hazardous substance or (c) any injury or threat of injury to Persons arising out of exposure to any hazardous substance.

"Equity Interests" means (a) capital stock, membership interests (including the Membership Interests), partnership interests, other equity interests, rights to profits or revenue and any other similar interest in any corporation, partnership, limited liability company or other business entity; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing, whether at the time of issuance or upon the passage of time or the occurrence of some future event; and (c) any warrant, option or other right (contingent or otherwise) to acquire any of the foregoing.

"Escalation Notice" has the meaning assigned in Section 10.07(a).

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]".

"Feasibility Study" means a technical, engineering and economic analysis of the feasibility and cost of the Initial Project (including a Life of Mine Plan) in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's CIM Definition Standards on Mineral Resources and Mineral Reserves.

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]".

"[REDACTED - Commercially Sensitive Information]".

"[REDACTED - Commercially Sensitive Information]".

"FID Funding Cap" means, with respect to any Member, an amount equal to [REDACTED - Commercially Sensitive Information].

"FID Support Package" means, with respect to any proposed Final Investment Decision, the documentation (including a Feasibility Study, Project Execution Plan and Construction Budget), permits and information (including technical, engineering, financial, economic and legal information, including information related to any contemplated Financing) supporting such proposed Final Investment Decision, as well as [REDACTED - Commercially Sensitive Information], in each case, to the extent provided to the board of directors of Hudbay for purposes of determining whether to cause the Managers designated by the Hudbay Member to approve such Final Investment Decision.

"Final Investment Decision" means a positive final investment decision to construct, own and operate the Initial Project, including the approval of the applicable Feasibility Study, Project Execution Plan and Construction Budget.

"Financing" has the meaning assigned in Section 4.03.

"Financing Documents" means the common security agreement or other collateral agreement, completion agreement, transfer restriction agreement and senior loan agreements (or other agreements in lieu thereof) to be entered into in conjunction with the Financing.

"Governmental Authority" means any foreign, domestic, federal, national, regional, tribal, state, local or municipal government or any governmental, executive, judicial, legislative, administrative or regulatory entity, bureau, board, subdivision, agency, regulator, commission, authority, court, department, ministry or authority thereof (including any maritime authority, port authority or any quasi-governmental agency) having jurisdiction over a Member or the Company.

"Governmental Authorizations" means any approval, authorization, consent, permit, license, franchise, visa, qualification, registration, decree, privilege, variation, validation, confirmation, order, waiver, exemption, concession or other action of a Governmental Authority.

"Hudbay" means Hudbay Minerals Inc., a corporation existing under the federal laws of Canada.

"Hudbay Arizona" has the meaning assigned in the preamble to this Agreement.

"Hudbay Guarantee" means the guarantee by Hudbay under Section 8.01 of the Subscription Agreement.

"Hudbay Indemnity" means that certain Indemnity Agreement, dated as of January 9, 2026, between Hudbay and the Company.

"Hudbay Member" means Hudbay Arizona (to the extent Hudbay Arizona remains a Member) collectively with any Person that is Affiliated with Hudbay who has succeeded to all or part of a Membership Interest pursuant to a Transfer of Units in accordance with the provisions of Article VII.

"Hudbay Mineral Processing Agreement" has the meaning assigned in Section 1.08(b).

"Hudbay Offtake Agreement" means an offtake agreement between the Company, on the one hand, and Hudbay or one of its Affiliates, on the other hand, in accordance with the "Main Commercial Terms" set forth in Appendix G.

"ICC" has the meaning assigned in Section 10.07(b).

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board or such other internationally recognized accounting standard that is used by Hudbay in its public reporting.

"Indebtedness" of any Person means at any time, without duplication, (a) all obligations of such Person for Borrowed Money, (b) all accounts payable of such Person, (c) the face amount of all letters of credit (other than letters of credit payable to suppliers in the ordinary course of business) issued for the account of such Person, (d) all obligations of others secured by (or for which the holder of any such obligation has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, and (e) all guarantees by such Person of Indebtedness of others; provided that "Indebtedness" shall not include any obligations arising under or in connection with any contract or agreement providing for a royalty, production payment, net profits, earn-out, streaming, metal pre-payment or similar agreement providing for the payment of consideration measured, quantified or calculated based on mineral produced, mined, recovered and extracted from mineral interests.

"[REDACTED - Commercially Sensitive Information]".

"Initial Amount" means $[REDACTED - Dollar Amount].

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"Initial Project" means (a) prior to the approval of Final Investment Decision approved in accordance with this Agreement, those aspects of the Project relating to the state-permitted project, as contemplated in the Technical Report (Phase I Pre-Feasibility Study and Updated Mineral Resources Estimates) for the Copper World Project, dated as of July 1, 2023 that is currently progressing through a feasibility study and (b) following approval of the Final Investment Decision in accordance with this Agreement, those aspects of the Project contemplated by the Feasibility Study approved as part of the approval of the Final Investment Decision in accordance with this Agreement.

"Interested Member" has the meaning assigned in Section 3.04(d)(i).

"Interim Budgets" has the meaning assigned in Section 3.08(d).

"[REDACTED - Commercially Sensitive Information]"

"Joinder Agreement" means, with respect to a direct Transfer, a joinder agreement entered into by the transferee, in substantially the form attached hereto as Appendix D.

"Law" or "Laws" means any applicable foreign, federal, state or local law, statute, code, ordinance, common law, rule or regulation or other legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Authority of competent jurisdiction.

"Lien" means any lien, pledge, security interest, assignment by way of security or other encumbrance of any kind, as well as any preferential agreement that establishes a real property security right, any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, including any equivalent rights created or established under Law.

"Life of Mine Plan" has the meaning assigned in Section 3.08(a).

"Management Services Agreement" means the Management Services Agreement, dated as of the Effective Date, between Hudbay and the Company.

"Manager" has the meaning assigned in Section 3.01(b)(i).

"Member" means the Hudbay Member, the Mitsubishi Member and any other Person that directly owns or acquires by way of Transfer pursuant to and in compliance with Article VII Units.

"Member Funding" means contributions of capital by Members to the Company.

"Member Guarantee" means, with respect to any Member other than a Member that is solely a Royalty Interest Unit Holder, a guarantee of such Member's obligations under this Agreement substantially on the terms set forth on Appendix E.

"Member Loan Notice" has the meaning assigned in Section 5.01(b)(i).

"Membership Interest" means a "limited liability company interest" within the meaning of the DLLCA that is evidenced by Units.

"Minimum Credit Criteria" means, with respect to any Person, (a) such Person's long-term unsecured debt has a credit rating of at least "B+" by Fitch Ratings or Standard & Poor's Ratings Group or "B1" by Moody's; or (b) if such Person's debt is unrated, such Person has creditworthiness equivalent to that of a Person having the rating referred to in clause (a), as reasonably determined by the Party for whose benefit such criteria are required to be met.

"Minimum Ownership Call Closing" has the meaning assigned in Section 6.01(b).

"Minimum Ownership Call Purchase Price" has the meaning assigned in Section 6.01(b).

"Minimum Ownership Call Right" has the meaning assigned in Section 6.01(a).

"Minimum Ownership Member" has the meaning assigned in Section 6.01(a).

"Mitsubishi" means Mitsubishi Corporation.

"Mitsubishi Member" means MC Americas Resources Inc. collectively with any Person that is Affiliated with Mitsubishi who has succeeded to all or part of a Membership Interest pursuant to a Transfer of Units in accordance with the provisions of Article VII.

"Mitsubishi Offtake Agreement" means an offtake agreement between the Company, on the one hand, and Mitsubishi or one of its Affiliates, on the other hand, substantially on the terms set forth in Appendix G.

"Mitsubishi U.S." has the meaning assigned in the preamble to this Agreement.

"Non-Participating Member" has the meaning assigned in Section 4.02(c).

"[REDACTED - Commercially Sensitive Information]"

"Offered Interest" means, for purposes of Section 7.02(c), (a) as it applies to Section 7.02(a), the Common Units proposed to be Transferred by a Member pursuant to Section 7.02(a), (b) as it applies to Section 7.02(b), the Common Units of the Member whose Equity Interests are proposed to be Transferred by such Member's Parent or any of its Affiliates pursuant to Section 7.02(b) and (c) as it applies to [REDACTED - Commercially Sensitive Information], all Common Units then held by the Mitsubishi Member.

"Officers" has the meaning assigned in Section 3.05(a).

"Operations" means the Project and any other ownership, financing, development, construction, operation or maintenance of mining, refining and processing facilities (including exploration, mining, extracting, producing, handling, milling, refining or other processing, or shipping of products, the disposal of any waste products in connection therewith and the construction and operation of associated infrastructure).

"Opportunity" has the meaning assigned in Section 1.07(b).

"Original Agreement" has the meaning assigned in the recitals to this Agreement.

"Parent" means, with respect to any Person that is a legal entity, (a) if such Person is Controlled By another Person that is also a legal entity, the Person that Controls such other Person and is not itself Controlled By any other legal entity or (b) if such Person is not Controlled By another Person that is a legal entity, such Person.

"Partnership Representative" has the meaning assigned in Section 8.04(a).

"Party" means the Company or a Member, and "Parties" means the Company and the Members.

"Permitted Business" means (a) the Operations, (b) any other activities approved in accordance with Section 3.04(c)(i), and (c) any activities of the Company ancillary to the foregoing.

"Person" means any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or government or any agency or political subdivision thereof.

"[REDACTED - Commercially Sensitive Information]"

"Pre-FID Budget" means (a) an initial budget that (i) covers the period commencing on the date such budget is approved and ending on the date on which the Company is expected to approve the Final Investment Decision in accordance with this Agreement and specifies the costs to complete a Feasibility Study and any Early Work in connection with the Project (including the Early Work Cap) and (ii) is approved by the Board of Managers in accordance with Section 3.02(f), or (b) if no budget is approved by the Board of Managers in accordance with Section 3.02(f), the Preliminary Pre-FID Budget.  For the avoidance of doubt, if a budget is approved by the Board of Managers in accordance with Section 3.02(f), the Preliminary Pre-FID Budget shall not be deemed to be the "Pre-FID Budget" or an "Approved Budget" for purposes of this Agreement.

"Preliminary Pre-FID Budget" means the budget attached hereto as Appendix H.

"Prime Rate" means the rate of interest per annum last quoted by The Wall Street Journal as the "Prime Rate" in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Board of Governors of the Federal Reserve System of the U.S. in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the "bank prime loan" rate or, if such rate is no longer quoted therein, any similar rate quoted therein or any similar release by the Board of Governors of the Federal Reserve System of the U.S.

"Proceeding" means any civil, criminal or administrative claim, hearing, action, arbitration, litigation, suit, demand, investigation, or other proceeding.

"Project" means the owning, financing, developing, engineering, constructing and operating of an open pit copper mine in Pima County, Arizona (including all facilities thereon to refine or process any copper ore), to (a) produce copper cathodes and copper concentrates and other products from the ore mined, (b) market the copper cathodes, copper concentrates and other products produced and (c) undertake any other business activity that relates to the exploitation of mineral interests or rights held by the Company or any of its Subsidiaries or the exploration, development, classification, mining, processing or production of minerals on and from any such mineral interests or rights or any mines owned or leased by the Company or any of its Subsidiaries (together with any expansions or extensions thereof).

"Project RENEWS" means the water delivery pipeline and recharge facility for purposes of delivering water to a recharge facility near the Santa Cruz River in the Green Valley area.

"Purchasing Party" means, for purposes of Section 7.02(c), (a) as it applies to Section 7.02(a), a Member given a right of first refusal with respect to a proposed Transfer of Common Units pursuant to Section 7.02(a), (b) as it applies to Section 7.02(b), a Member given a right of first refusal with respect to a proposed Transfer of Equity Interests in any other Member pursuant to Section 7.02(b) and (c) as it applies to [REDACTED - Commercially Sensitive Information], the Hudbay Member.

"Qualified Purchaser" means (a) in the case of any direct Transfer of Common Units, any Person that (i) is neither a Sanctioned Person nor a State-Owned Entity and (ii) meets, or the performance of whose obligations under this Agreement are guaranteed (pursuant to a Member Guarantee) by a Person that meets, the Minimum Credit Criteria and (b) in the case of any other Transfer, any Person that is neither a Sanctioned Person nor a State-Owned Entity.

"Receiving Party" has the meaning assigned in Section 10.10(a).

"Related Party Transaction" has the meaning assigned in Section 3.04(d)(i).

"Replacement Funding Notice" has the meaning assigned in Section 5.01(b)(ii).

"Replacement Member Funding" has the meaning assigned in Section 5.01(b)(ii).

"Repurchase Closing" has the meaning assigned in Section 6.02(a)(ii).

"Repurchase Notice" has the meaning assigned in Section 6.02(a)(i).

"ROFR Consummation Period" has the meaning assigned in Section 7.02(c).

"ROFR Election Period" has the meaning assigned in Section 7.02(c).

"ROFR Notice" has the meaning assigned in Section 7.02(c).

"Royalty Interest Unit" means a Unit in the Company designated as a "Royalty Interest Unit," with the rights, preferences and limitations set forth in this Agreement, including the right to receive distributions from the Company in accordance with Section 3.10 and Section 10.06.  For the avoidance of doubt, (a) in no event shall any Royalty Interest Unit entitle the Royalty Interest Unit Holder thereof to any distribution, whether pursuant to Section 3.10, Section 10.06 or otherwise, in excess of the Royalty Interest Unit Cap for such Royalty Interest Unit Holder, (b) no Royalty Interest Unit Holder shall be entitled to vote on any matter submitted to the Members of the Company for a vote and (c) no Royalty Interest Unit Holder shall have any obligation to the Company under Section 4.01.

"Royalty Interest Unit Cap" means, with respect to any Royalty Interest Unit Holder, $[REDACTED - Dollar Amount].

"Royalty Interest Unit Holder" means a Member in its capacity as a holder of Royalty Interest Units.

"Royalty Interest Unit Purchase Price" has the meaning assigned in Section 6.02(a)(ii).

"Rules" has the meaning assigned in Section 10.07(b).

"Sanctioned Person" means a Person that is (a) the subject or target of, or resident, established or registered in a jurisdiction that is subject to or the target of, economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the United Nations Security Council, (ii) the United States, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury (including being designated as a "Specially Designated National or Blocked Person" thereunder) or the U.S. Department of State, (iii) the European Union or any European Union member state, (iv) the United Kingdom, including those administered by His Majesty's Treasury, or (v) Canada; or (b) owned by any Person described in clause (a)."Securities Act" means the Securities Act of 1933.

"Secretary of State" has the meaning assigned in the recitals to this Agreement.

"Seller" means, for purposes of Section 7.02(c), (a) as it applies to Section 7.02(a), a Member proposing to Transfer Common Units pursuant to Section 7.02(a), (b) as it applies to Section 7.02(b), a Member's Parent or any of its Affiliates proposing to Transfer Equity Interests in such Member pursuant to Section 7.02(b) and (c) as it applies to [REDACTED - Commercially Sensitive Information],  or [REDACTED - Commercially Sensitive Information],, the Mitsubishi Member.

"Selling Holder" has the meaning assigned in Section 6.02(a)(i).

"Senior Debt" means secured senior indebtedness of the Company incurred as part of the Financing (and in accordance with the terms set forth in Section 4.03), including term loans, equipment financing and cost overrun facilities.

"Simple Majority Approval" has the meaning assigned in Section 3.04(a).

"Start-up of Commercial Production" means the date on which the Initial Project achieves "commercial production" under IFRS.

"State-Owned Entity" means any Person that (a) is or (b) is beneficially owned or controlled by any national, state, regional or local government (including, in each case, any agency, department, or subdivision of such government).

"Streaming Agreement" means that certain Amended and Restated Precious Metals Purchase Agreement, originally dated as of February 10, 2010, among Hudbay Arizona (Barbados) SRL, Hudbay, Wheaton Precious Metals International Ltd. and Wheaton Precious Metals Corp.

"Streaming Arrangement" means a precious metals purchase agreement entered into between the Company and a wholly owned subsidiary of Hudbay incorporated in the British Virgin Islands, in respect of the obligations of such wholly owned subsidiary of Hudbay to sell and deliver to Wheaton Precious Metals International Ltd. gold and silver production from the Project, which precious metals purchase agreement is on terms that are substantially consistent with "[REDACTED - Commercially Sensitive Information]".

"[REDACTED - Commercially Sensitive Information]" "Subject Property" has the meaning assigned Section 1.07(c).

"Subscription Agreement" has the meaning assigned in the recitals to this Agreement.

"Subsidiary" means, with respect to any Person, any other Person of which at least a majority of the Equity Interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"[REDACTED - Commercially Sensitive Information]"

"Technical Report" means a technical report prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"Transfer" means (a) a direct or indirect sale, assignment, transfer or other disposition by operation of law or otherwise (other than Liens necessary to secure any part of the Financing), or (b) any issuance of voting or nonvoting equity securities, or rights or options to acquire, or other securities exchangeable or convertible into, voting or nonvoting equity securities, of any Member or any direct or indirect parent of a Member that would result in a reduction of the number of Units ultimately held, directly or indirectly, by the Parent of such Member; provided that, in each case, the creation of a Lien permitted by Section 7.06 shall not constitute a Transfer (although the enforcement of any such Lien shall constitute a Transfer).

"Transition Date" means the date on which Start-up of Commercial Production occurs; provided that, if, prior to such date, the Members have granted Completion Guarantees for the benefit of the holders of Senior Debt under the Financing Documents, the "Transition Date" shall be the later of the date on which Start-up of Commercial Production occurs and the date on which Completion occurs.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Units" means the Royalty Interest Units and the Common Units.

"[REDACTED - Commercially Sensitive Information]"

Rules of Interpretation

For all purposes of this Agreement and the Appendices, except as expressly provided in this Agreement or the Appendices or unless the context otherwise requires:

(a) All references in this Agreement to Appendices, Sections, subsections, clauses and other subdivisions refer to the corresponding Appendices, Sections, subsections, clauses and other subdivisions of or to this Agreement;

(b) The table of contents and titles appearing at the beginning of any Appendix, Section, subsection, clause or other subdivision of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language hereof;

(c) The words "this Agreement," "herein," "hereby," "hereunder" and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular Section, subsection, clause or other subdivision;

(d) Wherever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limiting the foregoing in any respect";

(e) All references to "$" or "dollars" shall be deemed references to United States dollars;

(f) Each accounting term not defined herein will have the meaning explicitly defined, or generally understood, under IFRS;

(g) Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa;

(h) The words "shall" and "will" are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used;

(i) The words "written" or "in writing" include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including fax or email;

(j) References to any Law, agreement or document mean such Law, agreement or document as amended, restated, amended and restated, modified, supplemented or replaced from time to time in accordance with its terms and (where applicable) subject to compliance with the requirements set forth in this Agreement and therein;

(k) Subject to Section 2.06, references to any Person include such Person's successors and permitted assigns;

(l) The word "extent" in the phrase "to the extent" means the degree or proportion to which a subject or other thing extends, and such phrase shall not mean simply "if";

(m) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

(n) References to any date mean such date in Tucson, Arizona, and for purposes of calculating the time period in which any notice or action is to be given or undertaken hereunder, such period shall be deemed to begin at 12:00 a.m. and end at 11:59:59 p.m. on the applicable date in Tucson, Arizona;

(o) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding";

(p) Whenever this Agreement includes a minimum Common Percentage required for a Member to exercise, maintain or be entitled to certain rights hereunder, such Common Percentage shall be calculated as if all Common Units held by other Members that are Affiliated with such Member are held by such Member; and

(q) If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

Appendix B

Limited Liability Company Agreement

SCHEDULE OF MEMBERS

Member	Address for Notices	Common Percentage	Common Units	Royalty Interest Units	Capital Account
Hudbay Arizona (US) Holding Corporation	5285 East Williams Circle Suite 2010 Tucson, Arizona 85711 Attention: Javier Del Rio and Jon LeBlanc [REDACTED - Personal Information]With a copy to [REDACTED - Personal Information] With a copy (which shall not constitute notice) to, Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Attention: Sergio J. Galvis; Benjamin S.D. Kent Email: galviss@sullcrom.com; kentb@sullcrom.com Telephone: +1 212 558 4740; +1 212 558 3267	70%	700	--	$[REDACTED - Dollar Amount]

1

Member	Address for Notices	Common Percentage	Common Units	Royalty Interest Units	Capital Account
MC Americas Resources Inc.	151 West 42nd St New York, NY 10036-6641 Attention: Takao Uno, Team Leader, Base Metal Dept., Critical Minerals Div., Mineral Resources Group, Mitsubishi Corporation Email: [REDACTED - Personal Information] With a copy (which shall not constitute notice) to, Mayer Brown LLP 71 S. Wacker Dr Chicago, IL 60606 Attention: Marcia Goodman; Paul de Bernier Email: mgoodman@mayerbrown.com; pdebernier@mayerbrown.com	30%	300	--	$[REDACTED - Dollar Amount]
TOTAL:		100%	1000	--	$[REDACTED - Dollar Amount]

2

Appendix C

Limited Liability Company Agreement

AREA OF INTEREST

[REDACTED - Commercially Sensitive Information]

C-1

Appendix D

Limited Liability Company Agreement

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

[date]

Reference is hereby made to the Amended and Restated Limited Liability Company Agreement of Copper World LLC, a Delaware limited liability company (the "Company"), dated January 9, 2026, as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms (the "LLC Agreement").  Capitalized terms used herein and not otherwise defined herein have the meanings given to such terms in the LLC Agreement.

This joinder agreement (this "Joinder") is entered into by the undersigned (the "Joining Member") as of the date first written above in connection with the direct Transfer of [Common Units][Royalty Interest Units] from [___________] [to the Joining Member.  The Joining Member hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that, contemporaneously upon execution of this Joinder, the Joining Member will (i) join and become a Party to the LLC Agreement and will be fully bound by, and subject to, all of the representations, warranties, covenants, terms and conditions of the LLC Agreement, in each case as of the date hereof, and (ii) be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights and subject to all obligations, in each case, to the extent applicable to the Member as a holder of [Common Units][Royalty Interest Units].

Without limiting the generality of the foregoing, the Joining Member hereby, for the benefit of the Company and the other Members, expressly (i) represents and warrants that each of the representations and warranties set forth in Section 9.01 of the LLC Agreement is true and correct with respect to such Joining Member; (ii) represents and warrants that neither such Joining Member nor its Parent is required to register as an "investment company" under the Investment Company Act of 1940; and (iii) makes each of the acknowledgments set forth in Section 9.02 of the LLC Agreement, in each case as of the date hereof.

From time to time, as and when reasonably requested by the Company, the Joining Member shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further actions as may be necessary or appropriate to carry out or evidence the transactions contemplated hereby, in each case, in accordance with the terms hereof.  This Joinder shall have no force or effect with respect to any Transfer of Units that is not permitted under the LLC Agreement.

D-1

IN WITNESS WHEREOF, the Joining Member has executed this Joinder as of the date first written above.  This Joinder is deemed to be a counterpart signature page to the LLC Agreement.

JOINING MEMBER:

[INSERT NAME OF JOINING MEMBER]

By:
Name:
Title:

Address for Notices:

[●]
[●]
[●]
Attention: [●]
Email: [●]
Telephone: [●]

[With a copy (which shall not constitute notice) to,

[●]
[●]
[●]
Attention: [●]
Email: [●]
Telephone: [●]]

D-2

Appendix E

Limited Liability Company Agreement

FORM OF MEMBER GUARANTEE

THIS MEMBER GUARANTEE (this "Member Guarantee"), dated as of [●], is made by [Name of Member Guarantor], a [●] existing under the laws of [●] (the "Member Guarantor"), in favor of each Guaranteed Party (as defined below).  For purposes of this Member Guarantee, "Guaranteed Party" means each of the Company and each Member (other than the Guaranteed Member (as defined below)).

WHEREAS:

A. [Name of Member whose obligations are being supported] (the "Guaranteed Member") and the other Parties are party to the Amended and Restated Limited Liability Company Agreement of Copper World LLC, dated as of January 9, 2026 (as amended, restated, amended and restated, supplemented or otherwise modified in accordance with its terms, the "LLC Agreement");

B. The Member Guarantor is an Affiliate of the Guaranteed Member; and

C. The Member Guarantor will obtain benefits as a result of the entry into, and performance of, the LLC Agreement by the Guaranteed Member,

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Member Guarantor hereby agrees as follows:

Section 1.  Definitions; Interpretation.  All capitalized terms used and not otherwise defined herein have the meanings assigned to them in the LLC Agreement.  The second sentence of Section 10.12 of the LLC Agreement shall apply to this Member Guarantee mutatis mutandis.

Section 2.  Representations and Warranties.  The Member Guarantor hereby represents and warrants to each Guaranteed Party that:

(a) (i) Such Member Guarantor is duly incorporated, organized or formed (as applicable), validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its incorporation, organization or formation; (ii) such Member Guarantor is duly qualified and, to the extent such concept is applicable, in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization or formation; (iii) such Member Guarantor has full power and authority to execute and deliver this Member Guarantee and to perform its obligations hereunder; and (iv) all actions have been duly taken by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other applicable Persons necessary for the due authorization, execution, delivery and performance of this Member Guarantee by such Member Guarantor;

(b) Such Member Guarantor has duly executed and delivered this Member Guarantee, and it constitutes the legal, valid and binding obligations of such Member Guarantor, enforceable against such Member Guarantor in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors' rights and remedies generally and by general principles of equity, regardless of whether considered in a proceeding at law or in equity);

(c) Such Member Guarantor's authorization, execution, delivery and performance of this Member Guarantee does not (i) conflict with, or result in a breach, default, or violation of, (A) the certificate of formation, articles of incorporation, memorandum of association, articles of association, bylaws, partnership agreement, shareholder's agreement, voting agreement, registration rights agreement, limited liability company agreement, operating agreement, or similar organizational documents of such Member Guarantor; (B) any of the terms, conditions, or provisions of any promissory note, bond, mortgage, indenture, loan, or similar financing instrument to which such Member Guarantor is a party; or (C) any Law to which such Member Guarantor is subject; or (ii) require any Governmental Authorization from any Governmental Authority or any consent, approval, waiver or authorization from any Person, unless such requirement has already been satisfied;

(d) Such Member Guarantor's obligations under this Member Guarantee constitute its direct, general, unsecured and unconditional obligations and rank and will at all times rank in right of payment at least pari passu with all other outstanding unsecured unsubordinated obligations from time to time issued, created or assumed by it (including contingent obligations) other than those that have priority under Law; and

(e) Such Member Guarantor [(i)] is neither a Sanctioned Person nor a State-Owned Entity [and (ii) meets the Minimum Credit Criteria]1.

Section 3.  Member Guarantee.

(a) Subject to the provisions contained in this Member Guarantee, the Member Guarantor hereby irrevocably and unconditionally guarantees to each Guaranteed Party the full and punctual payment and performance of all of the Guaranteed Member's obligations under the LLC Agreement (collectively, the "Supported Obligations"), including the Guaranteed Member's obligation to provide Member Funding that it is obligated to provide pursuant to Section 4.01 of the LLC Agreement.

(b) If the Guaranteed Member shall default in the timely payment or performance of any of the Supported Obligations for any reason, the Member Guarantor hereby agrees, within 10 days from written demand by any Guaranteed Party providing notice of such default, to fulfill, or to cause to be fulfilled, any such Supported Obligations fully and timely in accordance with the terms of the LLC Agreement.  If any Supported Obligation entails a payment obligation by the Guaranteed Member that has been assigned by the Company to a third party, the Member Guarantor shall have the right, at its election, to make such payment directly to such third party, which payment shall extinguish the corresponding payment obligation of the Member Guarantor to the Company for an equal amount.

1  Do not include bracketed language for Hudbay Minerals Inc. or Mitsubishi Corporation.

(c) This Member Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Supported Obligations is rescinded or must otherwise be returned by the Company or any other Person upon the insolvency, bankruptcy or reorganization of the Guaranteed Member, the Member Guarantor, the Company or otherwise, all as though such payment had not been made.

Section 4.  Unconditional Obligations of Member Guarantor.

(a) The obligations of the Member Guarantor under this Member Guarantee shall not be subject to any counterclaim, set-off, deduction or defense based upon any claim that the Member Guarantor or the Guaranteed Member may have against any Guaranteed Party or any other Person (in each case, except as expressly otherwise provided under the LLC Agreement for the benefit of the Guaranteed Member) or upon any claim the Member Guarantor may have against the Guaranteed Member.

(b) The Member Guarantor's obligations under this Member Guarantee are in the nature of a continuing Member Guarantee and shall remain valid and in full force and effect irrespective of any circumstances which might otherwise constitute a legal or equitable discharge of a Member Guarantor, including: (i) the value, validity or enforceability of the LLC Agreement; (ii) any amendment or modification to, or waiver, indulgence or compromise under, the LLC Agreement granted to the Guaranteed Member; (iii) the commencement of insolvency or bankruptcy proceedings with respect to the Company, the Guaranteed Member or the Member Guarantor; or (iv) any merger or consolidation of the Guaranteed Member into or with any other Person, or any sale, lease or transfer of all or substantially all of the assets of the Guaranteed Member to any other Person; provided that (x) the obligation of the Member Guarantor under this Member Guarantee to make any payment in respect of any amounts for Supported Obligations shall be for the same amounts due by the Guaranteed Member under the LLC Agreement as if the Member Guarantor were the party to the LLC Agreement in the place and stead of the Guaranteed Member, and (y) any amendment or modification to, or waiver, indulgence or compromise under, the LLC Agreement with respect to the Supported Obligations shall also extend and be effective with respect to the Member Guarantor.

(c) The Member Guarantor hereby waives, to the fullest extent permitted by Law, (i) any right to require any Guaranteed Party to proceed to enforce any right under the LLC Agreement and (ii) all presentments, demands for payment or performance, notices of non-payment or non-performance, protests, notices of protest and notices of acceptance of this Member Guarantee, except, in each of cases (i) and (ii), for any notices or other acts that are required to be performed by the terms of the LLC Agreement as a condition precedent to the occurrence of a Funding Default or other event of default in respect of the Supported Obligations and the written demand described in Section 3.

Section 5.  Subrogation.  The Member Guarantor shall be subrogated to all rights of each Guaranteed Party against the Guaranteed Member in respect of any obligations fulfilled or amounts paid by the Member Guarantor pursuant to the provisions of this Member Guarantee; provided that the Member Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the Supported Obligations shall have been fulfilled in full.

Section 6.  Successors; Assignments; No Third-Party Beneficiaries.

(a) This Member Guarantee and the rights and obligations hereunder may not be assigned by the Member Guarantor or any Guaranteed Party, and any assignment in violation hereof shall be null and void ab initio.  This Member Guarantee shall inure to the benefit of and be binding upon only the Member Guarantor and each Guaranteed Party and their respective successors and permitted assigns, and no other Person shall be entitled to enforce this Member Guarantee, rely on any representation, warranty, covenant agreement contained herein, receive any rights hereunder or be a third-party beneficiary hereof.

(b) The obligations of the Member Guarantee shall run to the benefit of each Guaranteed Party, and each Guaranteed Party shall have the right to enforce the obligations of the Member Guarantor hereunder.

Section 7.  Termination; Release.  This Member Guarantee shall terminate, and the Member Guarantor shall be released and discharged from its obligations under this Member Guarantee only upon the later of (a) expiration or termination of the LLC Agreement with respect to the Guaranteed Member, including as a result of the Transfer by the Guaranteed Member of all, but not less than all, of its Equity Interest in accordance with Article VII of the LLC Agreement, but only so long as, to the extent required thereby, a replacement guarantee in substantially the same form as this Member Guarantee is provided to each Guaranteed Party in accordance with the terms thereof, and (b) the complete fulfillment or termination of all Supported Obligations of the Guaranteed Member.  For the avoidance of doubt, termination of this Member Guarantee pursuant to this Section 7 (i) shall not affect the Member Guarantor's accrued obligations at the date of termination (although the Member Guarantor's further obligations shall cease immediately upon termination) and (ii) shall not relieve the Member Guarantor of any liability for any breach under this Member Guarantee prior to such termination.

Section 8.  Notices.  Section 10.09 of the LLC Agreement shall apply to this Member Guarantee mutatis mutandis; provided that the notice information for the Member Guarantor shall be as follows:

[Insert Name] [Address] Attention: [●] Email: [●]

with a copy to:

[Company Name] [Address] Attention: [●] Email: [●]

Section 9.  Amendments and Waivers.

(a) Any provision of this Member Guarantee may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Member Guarantor and each Guaranteed Party or, in the case of a waiver, the party hereto against whom the waiver is to be effective, and no such amendment or waiver shall be deemed to be or construed as an amendment or a further continuing waiver of any such term, provision or condition of this Member Guarantee unless the writing which evidences such amendment or waiver states to the contrary.

(b) No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as otherwise specifically provided herein.

Section 10.  Costs and Expenses.  The Member Guarantor will pay all reasonable costs and expenses (including without limitation reasonable fees and expenses for outside legal counsel) incurred by or on behalf of any Guaranteed Party in connection with the enforcement by such Guaranteed Party of the Member Guarantor's obligations under this Member Guarantee.

Section 11.  Governing Law; Dispute Resolution.  This Member Guarantee shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.  The provisions of the arbitration agreement and the related waiver provisions in Sections [10.07 and 10.08] of the LLC Agreement shall apply to this Member Guarantee mutatis mutandis.

Section 12.  Miscellaneous.  Section 10.10, Section 10.11, Section 10.13 and Section 10.15 of the LLC Agreement shall apply to this Member Guarantee mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Member Guarantor has caused this Member Guarantee to be executed and delivered by its proper officer or officers thereunto duly authorized as of the date first above written.

[MEMBER GUARANTOR]

By: ______________________________
Name:
Title:

[Signature Page to Member Guarantee]

Appendix F

Limited Liability Company Agreement

[REDACTED - Commercially Sensitive Information]

F-1

Appendix G

Limited Liability Company Agreement

TERMS OF MITSUBISHI OFFTAKE AGREEMENT

[REDACTED - Commercially Sensitive Information]

G-1

Appendix H

Limited Liability Company Agreement

PRELIMINARY PRE-FID BUDGET

[REDACTED - Commercially Sensitive Information]

H-1

Appendix I

Limited Liability Company Agreement

AUTHORIZATION MATRIX

[REDACTED - Commercially Sensitive Information]

I-1

Appendix J

Limited Liability Company Agreement

[REDACTED - Commercially Sensitive Information]

J-1

Appendix K

Limited Liability Company Agreement

[REDACTED - Commercially Sensitive Information]

K-1

Appendix L

Limited Liability Company Agreement

[REDACTED - Commercially Sensitive Information]

L-1